================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  20 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ---------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General
       Counsel

Date: 20 March 2007

(LIHIR GOLD LIMITED LOGO)

2006 ANNUAL REPORT

                           People | Results | Growth

CONTENTS
Company Profile                                                                1
Performance Summary                                                            2
Chairman's Review                                                              5
Managing Director's Report                                                     9
Board of Directors                                                            18
Corporate Governance Statement                                                20
Directors' Report                                                             29
Financial Statements                                                          33

Haul truck 02.

Merilyn Asiat, Heavy Equipment Operator.

PROPOSED REPORTING AND MEETING TIMETABLE FOR THE REMAINDER OF 2007

23 March     Annual Report and Notice of Meeting sent to shareholders

24 April     Annual General Meeting (Port Moresby, Papua New Guinea)

             First quarter production report

26 April     Shareholder information meeting (Melbourne, Australia)

30 July      Half-year financial results and second quarter production report

29 October   Third quarter production report

Note.: All currency references in this Annual Report are in US dollars unless otherwise specified.

Company Profile

Lihir Gold Ltd is a major gold producer in the Australasian region. The company operates one of the world's largest gold mines and processing facilities on the island of Lihir, 900 kilometres north-east of Port Moresby in New Ireland province of Papua New Guinea.

At the time this report went to print, the company was also in the process of completing a merger with Victorian gold mining development company, Ballarat Goldfields NL. Ballarat is building an underground mine and process plant at the historic gold mining centre of Ballarat, 110 kilometres north-west of Melbourne in Victoria.

Lihir Gold is publicly listed, with its shares traded on the Australian, Port Moresby and Nasdaq stock exchanges. At the time of this report, the company had
1.28 billion shares on issue and a market capitalisation of approximately A$4 billion. Following completion of the Ballarat merger in March 2007, Lihir Gold's market capitalisation and shares on issue will increase, as new Lihir shares will be issued to Ballarat shareholders as consideration under the merger.

The Lihir ore body is very large and rich by global standards, with an estimated 40 million ounces in resource including 23.6 million ounces in reserves. The Ballarat operation is an advanced exploration project with 1.4 million ounces in resource and 9.2 million ounces in exploration potential.

Mining on Lihir Island is scheduled to continue until 2021 at current rates, with processing of lower grade stockpiles to continue until beyond 2040. Gold mining is conducted via open cut methods, with processing via pressure oxidation.

In 2006 Lihir Gold processed 651,000 ounces of gold. Gold production at the Lihir mine from 2007-2009 is expected to be approximately 800,000 - 830,000 ounces, increasing to more than one million ounces from 2010. On the basis of current plans, the Ballarat project is expected to start production in 2008 and will be producing more than 200,000 ounces of gold per year from 2009.

Lihir's gold is shipped to the Perth Mint where it is processed and sold in global markets.

AERIAL VIEW OF LIHIR GOLD'S PROCESS PLANT.

                                                   1   People | Results | Growth

Performance Summary

NET PROFIT
(US$ Millions, before adjustments)

                               (PERFORMANCE GRAPH)

OPERATING CASHFLOW
(US$ Millions)

                               (PERFORMANCE GRAPH)

QUARTERLY PRODUCTION
Gold production
(ozs, 000)

                               (PERFORMANCE GRAPH)


2   LIHIR GOLD LIMITED Annual Report 2006

GOLD PRODUCTION ACCELERATING
(ozs,OOO)

                               (PERFORMANCE GRAPH)

GOLD GRADES
Mill feed (AU g/t)

                               (PERFORMANCE GRAPH)

TOTAL CASH COSTS
PER OUNCE
(US$)

                               (PERFORMANCE GRAPH)


                                                   3   People | Results | Growth

SHOVEL LOADING HAUL TRUCK 89 IN THE PIT.


4   LIHIR GOLD LIMITED Annual Report 2006

                                                               Chairman's Review

(PHOTO OF ROSS GARNAUT)

Dear shareholder,

Lihir Gold Limited made great progress in 2006. The new management team led by Arthur Hood, appointed after the conclusion of the Rio Tinto management contract in October 2005, quickly established strong momentum in change directed at enhancement of value.

Strong focus on levels and reliability of output and reduction of costs contributed to excellent operational performance and to higher profitability in a challenging cost environment in the global mining industry.

The flotation and additional geothermal projects were advanced close to announced timelines.

Careful assessment of many options led to the identification of the best path for a major expansion to take production at Lihir beyond one million ounces per annum, and a feasibility study has been commenced on the expansion project.

The anticipated development of Lihir Gold into a multi-mine, multinational operation was advanced with the acquisition of the promising development project at Ballarat.

The success of these efforts has taken your company into an exciting new era, focused on profitable growth and the generation of maximum shareholder value.

The market acknowledged the progress, with a 43 percent increase in the share price, lifting the value of the company by more than $1.2 billion and making the stock among the 20 best performing shares in the ASX 100. This followed the 88 percent increase in the share price in 2005.

OPERATIONAL PERFORMANCE

A number of initiatives designed to overhaul the company's mining performance delivered excellent results in 2006. Equipment availabilities and mining fleet productivity improved substantially, enabling a record 56.2 million tonnes to be mined over the year.

In the process plant, a range of improvements and efficiencies enabled throughput to increase consistently to a record 4.3 million tonnes, leading in turn to record gold production of 651,000 ounces.

FINANCIAL RESULTS

The combination of increased production and rising gold prices led to a 38 percent increase in revenues, to a record $310.4 million.

During the year the company, like the global mining industry generally, experienced cost pressures. Fuel costs remained at high levels, and mining inputs were in short supply and increasingly expensive. These pressures were exacerbated for a company with considerable Australian dollar and Papua New Guinea Kina costs but reporting in United States dollars, by the appreciation of the Australian and Papua New Guinea currencies against the American unit. On Lihir, the geothermal power commissioned during the previous year provided some protection, although the effects of the new 20 Megawatt (MW) plant will be seen in the accounts only from 2007. Rigorous financial controls and some expansion of output held the increase in total cash costs per ounce to five percent.

The combined effects of the efforts to control costs and expand output, and the higher gold price, was a lift in net profit to $53.8 million for the 12 months to December 2006, from $9.8 million in 2005.

CONSTRUCTION PROJECTS

Good progress was made in the two major construction projects being undertaken at the Lihir operation. The flotation circuit being added to the process plant will provide much greater operational flexibility, enabling treatment of a wider range of ores and lifting total gold production in the current year to between 800,000-830,000 ounces.

The new 20MW geothermal power station at Lihir was close to commissioning at the end of 2006. There is a natural abundance of underground steam reserves at Lihir, as the site is located in an inactive volcanic caldera which retains considerable residual geothermal energy. This was initially a mining challenge, with the ore body requiring extensive cooling and depressurisation. In 2003, the potential for power generation was recognized with the construction of a 6MW pilot plant. The success of this project led to construction of a 30MW power plant in 2005. During 2006, this was expanded through the addition of another two turbines, lifting output to 56MW. The new geothermal power station commenced commissioning in February 2007, and is now running at full capacity.

The benefits of these capital projects on output and costs will be evident long into the future of Lihir Gold.

There is much more to be done to raise the value to shareholders and to the Papua New Guinea and Lihir communities of the huge gold resource. Since year end, the Board has approved $7.5 million for a feasibility study into a further expansion of processing capacity to increase the output of the Lihir island mine to more than one million ounces per year. I look forward to reporting a successful conclusion to the study in next year's Annual Report.


                                                   5   People | Results | Growth

LEFT TO RIGHT -- MATT LISTON, UNDERGROUND CHARGEHAND, AND DALE GOLLOP, UNDERGROUND BOGGER OPERATOR, BALLARAT OPERATION.


6   LIHIR GOLD LIMITED Annual Report 2006

                                                               Chairman's Review

BALLARAT GOLDFIELDS MERGER

In 2006 the corporate evolution of Lihir Gold took an important step through the announcement of a merger with promising Victorian gold mine developer Ballarat Goldfields NL. This was the first expansion of Lihir Gold beyond its Lihir Island mine. It moves the company from a single mine operation into a multi-mine company, through the addition of a second long-life, high quality gold mining operation. The merger diversifies the company's risks, and is expected to deliver enhanced revenues and improved financial returns for shareholders in the future.

The merged company plans to be producing in excess of 1.25 million ounces per year from 2010. The merger, which was completed in March, involved Lihir acquiring Ballarat by offering five Lihir shares for each 54 Ballarat shares on issue. Approximately 125 million shares were issued pursuant to the merger, and some 8000 Ballarat shareholders have become shareholders in Lihir. I would like to take this opportunity to welcome them warmly to the company.

BOARD COMPOSITION

At the time of going to press, the merger transaction had not been completed. Upon completion of the transaction, and as a result of the merger with Ballarat Goldfields, Lihir Gold intends to invite two new Non-Executive Directors to the Board - Alister Maitland and Mike Etheridge. The former Chairman of Ballarat Goldfields, Alister was an Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Mike is a senior geologist with more than 30 years' experience in exploration, mining, consulting and research. He has been working on Victorian gold deposits since the mid-1970s.

As foreshadowed in last year's Annual Report, long-serving Lihir Gold Director and former Chief Executive Officer John O'Reilly retired from the Board of Directors at the end of 2006. I acknowledged last year the large contribution that John made to the project and the company, as the first CEO responsible for initial construction, and subsequently as a Rio Tinto and then independent Director.

OUTLOOK

The ongoing strength of the gold price, as well as the development projects outlined earlier in this review, bode well for improved financial and operational performance in the coming year and beyond. In 2007, gold production is expected to reach between 800,000-830,000 ounces. Unit costs will fall significantly as the company increases gold output and derives savings from the geothermal power plant expansion. The year ahead will lay a strong foundation for future increases in production, with the advancement of the feasibility study directed at taking production beyond one million ounces on Lihir, and with progress on the underground development at Ballarat. Higher production and continued focus on containment of costs will lead to significantly lower unit costs.

ACKNOWLEDGEMENTS

The strong progress along the lines foreshadowed a year ago is pleasing to the Board. Arthur Hood has been building an effective management team, which is delivering precisely the improved performance and the value-enhancing structural change that the Board was seeking. The improvements in many areas are having a profound cumulative effect on the company. On behalf of the Board, I would like to thank the entire Lihir team for the commitment to the company, sustained hard work and highly professional performance that will, over time, enable the company to utilise fully the opportunity provided by its uniquely valuable ore body on Lihir.

I would also like to record my thanks to the Papua New Guinea Government, and especially to the Mines Minister, Sam Akoitai, and the two Treasurers, Bart Philemon and Sir Rabbie Namaliu, who helped to maintain a good business environment for our operations in Papua New Guinea through the year. Foreign observers are slow to acknowledge the advantages to business that have been associated with steady fiscal and monetary policy, including a stable tax regime, a convertible currency, low domestic interest rates, low inflation and a stable currency. None of these things have happened by accident, and the work in Government that has generated them is appreciated by the company.

The company continues to enjoy a productive working relationship with the Lihir community. The company, for its part, continues to place high priority on managing responsibly all aspects of its impact on the environment and on local communities. Nothing is more important to the success of Lihir Gold than continued recognition on Lihir that the success of the project and the company serves the interests of the people of Lihir.

Lihir Gold has a strong and engaged Board, all members of which I thank for their guidance and leadership in 2006.

I thank long-standing shareholders for their continuing support, and look forward to earning the confidence of our many new shareholders, including those who have come to us from the Ballarat merger. We look forward to the momentum of the company delivering new heights in value to shareholders in 2007 and the years which follow.


/s/ ROSS GARNAUT
------------------------------------
ROSS GARNAUT
Chairman


                                                   7   People | Results | Growth

AERIAL VIEW OF THE TWO OPEN PITS, MINIFIE (FOREGROUND) AND LIENETZ (BACKGROUND).


8   LIHIR GOLD LIMITED Annual Report 2006

                                                      Managing Director's Report

                             (PHOTO OF ARTHUR HOOD)

Dear shareholder,

2006 was a record year for Lihir Gold in many respects.

Record mining, record milling and record autoclave throughputs translated into all-time highs for gold production and revenue, in turn leading to a 449 percent increase in after-tax profit to $53.8 million.

These tangible improvements confirm that a revitalised organisation is taking shape at Lihir Gold following the appointment of independent management late in 2005.

The transformation and revitalisation of the company gathered pace during 2006, moving Lihir firmly into a new era in terms of operational performance and corporate development.

The company has vigorously embraced a strategy for profitable growth, undertaking important new projects aimed at boosting production and improving efficiencies over the next few years.

Lihir Gold's new level of corporate maturity was also clearly demonstrated by the fact that in October 2006, the company was able to launch its first expansion beyond the shores of Lihir Island, announcing a merger with Ballarat Goldfields NL in Victoria, Australia. The merger, which was due for completion as this report was going to print, represents the first step in Lihir's aim to become a multi-mine Australasian gold major, with diversified operations providing multiple growth opportunities and excellent returns for shareholders.

The basic platform for this corporate transformation was the assembly of a new management team to equip Lihir with the leadership necessary to take the company to the next stage of its development. During 2006 a number of new senior executives joined the Lihir ranks, boosting management strength and adding new skills and expertise.

This experienced senior team successfully led a range of initiatives during the year to boost mining performance, increase process plant productivity and develop strategies for future growth.

I am confident that the company is now well placed to establish ourselves as a major new force in the global gold sector.

MINING

Lihir Gold reported record mining movements in 2006 at 56.2 million tonnes, well above the 2005 result of 42 million tonnes and higher than our own internal targets. This is a superb result and highlights the success of recent initiatives to improve mining performance at Lihir, and ensure that we meet our mining budgets.

The key has been in improving maintenance, particularly in the mobile equipment fleet, where equipment availability rates had been well below global benchmarks. Maintenance on site has been completely restructured, with a new separate department established to assume responsibility for mine and plant maintenance. Dedicating extra resources to the maintenance area has delivered impressive results, with a sharp lift in overall equipment availability reported in only a few months. Availabilities in the Caterpillar 785 truck fleet increased from a low of just 70 percent in May, to 88 percent in December, exceeding our targeted benchmark of 85 percent. This improvement was very pleasing to see, and it starkly demonstrated the potential gains available across the operation. We expect to maintain these high levels going forward.

Availabilities exceed benchmark

                                785 AVAILABILITY

BENCHMARK 85%

                               (PERFORMANCE GRAPH)

Mining fleet productivity improved substantially in the year, due to better haul road management and pit drainage, and closer synchronization of the shovel, truck and barge systems. Favourable operating conditions, with relatively low rainfall in the second half, also contributed to higher productivity. Four new haul trucks and an additional shovel were in operation from mid year, taking the total fleet to 33 trucks and five shovels at year end.


                                                   9   People | Results | Growth

LEFT TO RIGHT - MARK FRANCIS, SERVICEMAN, AND MASO KAIYO, SHOVEL OPERATOR.


10   LIHIR GOLD LIMITED Annual Report 2006

                                                      Managing Director's Report

The Lienetz ore body was the main focus of mining activity in 2006. Good progress was made in the development of the pit, although geothermal challenges hindered our ability to access higher grade ore in the second half. New geothermal controls implemented in 2006 led to better management of potential high pressure geothermal zones, enabling mining to reach the high grade core of the ore body by the final quarter.

PROCESSING

Gold production for the year was the highest on record, driven by successful initiatives in the process plant to increase throughput, improve reliability and eliminate bottlenecks.

Ore milled in 2006 totalled 4.3 million tonnes, an increase of four percent over the previous record set in 2004. Autoclave operating time also was at a record
90.6 percent, as was autoclave throughput at 184.5 tonnes per operating hour. Despite the higher throughput rates, gold recovery rates actually increased to
90.2 percent for the year. We continue to refine our processing strategies and techniques to maximise gold production, and recent experience in the plant has opened up a range of opportunities to lift production in future by adjusting various processing parameters.

The trends are moving steadily in a positive direction for all key operating indicators in the process plant, and we expect to extract further gains in productivity in 2007.

Record mill performance

Mill Throughput
(Annual, Mt)

                               (PERFORMANCE GRAPH)

REVENUES

Record production combined with increased gold prices to deliver record full year revenue of $310.4 million, up 38 percent on the prior year.

Some 642,531 ounces of gold were sold during the year at an average cash price of $510 an ounce, up from $412 an ounce in 2005. This generated annual cash sales for the company of $327.7 million, 34 percent higher than in 2005. Total gold sales included 436,031 ounces sold at a spot price of $596 an ounce, up from $469 an ounce in 2005, and 206,500 ounces delivered into hedge contracts at an average price of approximately $330 an ounce.

Lihir Gold has a legacy hedge book in place which was established as part of earlier funding packages for the Lihir project. The company is slowly reducing its hedge book over time, by delivering into forward commitments, and we are not writing any more hedges. We believe that global investors in gold companies generally are interested in having exposure to rising gold prices - exposure which is lost when a company hedges production.

We reduced our hedge book by 206,500 ounces in 2006. Total forward gold commitments at year end were 1.48 million ounces, including a gold loan of 480,000 ounces. This is equivalent to just four percent of resources and six percent of reserves.

In the coming year the vast majority of gold produced at Lihir will be sold at spot prices. Some 251,000 ounces will be delivered into forward commitments (including 60,000 ounces in gold loan repayments), leaving approximately 70 percent of production to be sold at spot gold prices. Under the current delivery schedule, total forward commitments will reduce to approximately one million ounces by the end of 2008.

Rising gold price lifts revenue

(US$ Millions)

                               (PERFORMANCE GRAPH)


                                                  11   People | Results | Growth

DEMAS ZIKRAU, PROCESS PLANT OPERATOR.


12   LIHIR GOLD LIMITED Annual Report 2006

                                                      Managing Director's Report

COSTS

Across the mining industry costs came under pressure in 2006, and Lihir was not immune. However, various cost saving initiatives during the year kept cost increases to a minimum. Total cash costs per ounce were $297 for the year, which is just five percent higher than in 2005. The increase was primarily due to the increasing cost of mining inputs such as fuel, tyres, explosives and maintenance.

Costs were also incurred improving resources on site, which is critical to lifting operational productivity. Increased staffing in the maintenance department led to a rapid and significant turnaround in equipment availabilities.

Mining costs per tonne

(US$/t)

                               (PERFORMANCE GRAPH)

Lihir's unique geothermal power generation facility enabled the company to hold power costs in check for the full year, despite a 40 percent increase in the average price of heavy fuel oil, used to generate approximately half of the company's electrical power needs. Geothermal power saved the company around $25 million over the full year to December 2006, and this will increase in 2007, due to the expansion of the company's geothermal power generation capacity from 36MW to 56MW. The expanded power station commenced commissioning in February 2007.

EXPANSION PROJECTS

In the past year Lihir advanced a number of strategic expansion projects that will transform the company's production and cost profile in the current year and beyond.

In addition to the expansion of the geothermal power station, outlined earlier, which will significantly reduce costs, the company also completed a major expansion of its process plant through the addition of a flotation circuit which will lift gold production by more than 20 percent in the current year.

CONSTRUCTION OF THE FLOTATION EXPANSION.

The flotation circuit was on track to commence commissioning as this report went to press. With a maximum annual capacity of approximately three million tonnes, the flotation circuit enables processing of some ores which otherwise would be disposed of as waste, and it also enables more efficient use of the autoclaves by producing a high grade concentrate for feeding into the autoclaves. As a result of this initiative, gold production in the current year will increase to 800,000-830,000 ounces.

But there is further to go. In January, the Board approved a feasibility study to assess opportunities to grow gold production at Lihir to well in excess of one million ounces per annum. Commercially this is a logical move for Lihir - it means we can bring forward revenues, achieve economies of scale, reduce unit costs and boost shareholder returns. We certainly have the gold reserves to warrant this high level of production. In recent years, the operation has been mining around one million ounces of gold per year, but stockpiling a significant proportion of the ore for processing after 2020, when mining has ceased. The obstacle thus far has been limited processing capacity. In 2006, almost eight million tonnes of ore was mined at Lihir, but only 4.3 million tonnes could be processed.

Over the past year the company has been examining various options to increase processing capacity so more ore can be treated rather than stockpiled. After considering a range of factors, including cost efficiencies and potential technical risks, the study concluded that the preferred expansion route was the installation of an additional autoclave to the process plant, which is of a wider diameter and double the capacity of the three existing autoclaves. Annual throughput would therefore increase to a maximum of around 11-12 million tonnes, lifting gold production by up to 300,000 ounces per year. The feasibility study into this option will be undertaken in 2007, which will involve seeking the necessary regulatory approvals and ensuring that the Lihirian community is fully engaged in the development process. It is envisaged that construction would commence in 2008, potentially enabling the new infrastructure to be in full operation by 2010.

Accelerating gold production at Lihir will maximise the potential of our world class reserve base and deliver higher returns to shareholders sooner. These initiatives provide Lihir Gold with a very solid platform for future financial prosperity.


                                                  13   People | Results | Growth

MALIE ISLAND CHILDREN.


14   LIHIR GOLD LIMITED Annual Report 2006

                                                      Managing Director's Report

INCREASED RESERVES AND RESOURCES

The Lihir gold deposit is one of the largest and richest ever discovered, and this was reconfirmed after the year end, when we announced a 23 percent increase in estimated reserves to 23.6 million ounces. This is up from 21 million ounces at December 2004, despite production of approximately 1.25 million ounces of gold in the intervening period.

The key factor leading to the increase was a rise in the gold price assumption underlying the estimates. The steady rise in global gold prices has been reflected in an increase in the gold price assumption to $475 per ounce, up from $380 an ounce at the earlier estimate. The higher gold price converts to increased reserves because at the higher price, more ore can economically be processed and sold. Other key factors contributing to the increase included a revision of cost estimates due to the positive impact of geothermal power, reduced cut-off grades and an enlarged pit shell design. The conversion of additional resource into reserves will follow in future years, as we incorporate improved economies of scale from further increases in production.

MERGER

As mentioned above, an exciting step in the company's corporate development occurred in October, when we announced a merger with Ballarat Goldfields NL.

Ballarat Goldfields holds the mining licences for most of the historic Ballarat gold region in Victoria, which has produced approximately 12 million ounces of gold over the past 150 years. Ballarat Goldfields is now developing a mine to extract the significant gold deposits that remain well beneath the old mine workings.

The merger, which valued Ballarat at A$350 million, was achieved through a Scheme of Arrangement, which was scheduled for completion in March.

The union between Lihir and Ballarat creates a major Asia-Pacific pure gold producer, with two world class assets in Australia and Papua New Guinea, a strong growth profile, reducing costs and significant exploration opportunities.

The merger brings strategic benefits to both Lihir and Ballarat. In the past Lihir's share price has been discounted due to its single mine operation in Papua New Guinea. And Ballarat has had a similar discount due to its single mine operation in Ballarat. The merger diversifies the operations of both companies by providing an additional geographic region of operation and by adding a new future revenue stream. We will also benefit from enhanced management capability, with Ballarat's executives bringing to Lihir valuable complementary underground mining skills. For Ballarat, the merger provides the financial security to ensure the full potential of the project is realized.

The merger is a very exciting initiative in the Lihir Gold growth story. We are confident that Ballarat will be a valuable and productive asset in our portfolio, delivering many years of production at around 250,000 ounces per year.

SUSTAINABLE DEVELOPMENT

Lihir has a positive track record as a responsible, socially conscious corporation. We have a strong commitment to the community in which we operate, and in 2006, we continued to nurture the company's relationship with the Lihirian community. It was our first year implementing a new 100 million Kina (US$33 million), five-year Integrated Benefits Package (IBP) for the community. The IBP facilitates health, education and community development programs on Lihir, with the benefits distributed island-wide. Recent statistics show that Lihir's IBP is transforming health statistics on the island, with life expectancy 17 percent higher and infant mortality rates 58 percent lower than other regions in Papua New Guinea.

Lihir Gold is focused on minimizing the environmental impacts of our operation. The company prides itself that no serious environmental incidents have been recorded in our history and a rigorous monitoring program continues to confirm Lihir's compliance with the relevant local and international emission standards and controls.

In 2006 Lihir was honoured to be acknowledged for our progressive management approach towards sustainable development. For the second consecutive year Lihir was deemed to have had the best sustainability performance among listed Australian gold companies in the annual review of The Australian SAM Sustainability Index (The AuSSI). The AuSSI tracks the financial performance of 74 Australian companies that are leading the way in corporate social responsibility. Based on a thorough assessment of economic, environmental and social criteria, the AuSSI comprises the top sustainability-driven companies from each of 21 industry clusters covering the entire Australian economy. Lihir was named the 2006 Gold "Cluster Leader".

An assessment of Lihir's sustainability efforts is contained in the company's inaugural Sustainability Report, which was released during 2006. The report, which was prepared using guidelines established by the United Nations sanctioned Global Reporting Initiative (GRI), formally documents Lihir's commitment to long-term sustainability.


                                                  15   People | Results | Growth

HENRY SAKIO, POWER STATION OPERATOR, GEOTHERMAL POWER STATION.


16   LIHIR GOLD LIMITED Annual Report 2006

Managing Director's Report

OUTLOOK

Lihir will continue to set new financial and operational records in the next few years. The expansion projects and improvement initiatives outlined in this report position us well to deliver sharply increased production and reduced costs in 2007 and beyond.

The following table details Lihir Gold's production profile in the current year and beyond:

                               2007    2008-11
                             -------   -------
Material movements (Mt)        > 60      55-60
Ore mined (Mt)                  -12      11-13
Ore milled (Mt)                -5.5    5.5-6.0
Autoclave feed (Mt)            -4.3       -4.4
Autoclave feed grade (g/t)     -6.6       +6.0
Gold produced (Kozs)         800-830      +800

Production in 2007 will increase by more than 20 percent to approximately 800,000-830,000 ounces, with around 330,000-350,000 ounces of this output earmarked for the first half of the year.

Next year (2008) Ballarat will begin producing in earnest and by 2009 the operation will contribute more than 20 percent of Lihir's gold production. Combined Lihir and Ballarat production from 2008 is forecast as follows:

                             2008    2009    2010
                             ----   -----   -----
Lihir production (Kozs)      +800    +800   +1000
Ballarat production (Kozs)   +100    +200    -250
Combined production (Kozs)   +900   +1000   +1250

The expansion of the geothermal power station to 56MW will deliver further cost savings in 2007, and combined with significantly increased production, we expect gross cash costs to fall to the low US$300s per ounce and total cash costs to the mid $200s.

Our core priorities in 2007 will be to complete the feasibility study for the one million ounce project, commission the flotation circuit and geothermal plant upgrade, integrate Ballarat Goldfields and progress its development plan according to schedule, and to investigate further geothermal expansions.

CONCLUSION

In closing, 2006 has been a milestone year in the history of Lihir Gold Ltd. A myriad of initiatives across mining, processing and management delivered positive results and strengthened our future production and cost profile. The company's profitability will continue to increase as we roll out a number of value-creating expansion projects. The transformation of Lihir is crystallizing with rapid pace, and I look forward to reporting on what is shaping up to be another rewarding year in the company's journey.


/s/ Arthur Hood
-------------------------------------
Arthur Hood
Managing Director

                            SHOVEL AND HAUL TRUCK 87.


                                                  17   People | Results | Growth

Board of Directors

                           (PHOTO OF DR. ROSS GARNAUT)

DR ROSS GARNAUT AO BA, PhD
Chairman, Independent Director

Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited, Chairman of PNG Sustainable Development Program Ltd, and a Director of Ok Tedi Mining Ltd. Also a Director of the Lowy Institute of International Policy and Chairman of the Board of Trustees of the International Food Policy Research Institute. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 60.

Dr Garnaut is Chairman of the Board's Remuneration and Nomination Committee and a member of its Audit and Environmental and Lihir Impact Committees.

                            (PHOTO OF MR ARTHUR HOOD)

MR ARTHUR HOOD BSc (Hons), M AusIMM, MICE, CEng
Managing Director and Chief Executive Officer

Appointed October 2005. A civil engineer with a 30 year career spanning five years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and Managing Director of Placer Dome Tanzania Limited. Age 53.

                           (PHOTO OF MR GEOFF LOUDON)

MR GEOFF LOUDON MSc, FAusIMM
Independent Director

Appointed a Director in 1995 with considerable experience in extractive industries and operating in Papua New Guinea. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited. Age 64.

Mr Loudon is a member of the Board's Safety and Technical and Environmental and Lihir Impact Committees.


18   LIHIR GOLD LIMITED Annual Report 2006

                                                              Board of Directors

                           (PHOTO OF DR PETER CASSIDY)

DR PETER CASSIDY BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD Independent Director

Appointed to the Board in January 2003. Dr Cassidy has considerable experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a Director of AurionGold until completion of its takeover by Placer Dome Inc in January 2003. Dr Cassidy is also a Non-Executive Director of Oxiana Limited, Zinifex Limited, Sino Gold Mining Limited and Energy Developments Limited. Age 61.

Dr Cassidy is Chairman of the Board's Safety and Technical Committee and a member of its Remuneration and Nomination Committee.

                          (PHOTO OF MRS WINIFRED KAMIT)

MRS WINIFRED KAMIT BA, LLB
Independent Director

Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councillor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 54.

Mrs Kamit is Chairperson of the Board's Environmental and Lihir Impact Committee and a member of its Audit and Remuneration and Nomination Committees.

                            (PHOTO OF MR BRUCE BROOK)

MR BRUCE BROOK BCom, BAcc, FCA, MAICD
Independent Director

Appointed to the Board in December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-Executive Director of Consolidated Minerals Limited, Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. Age 51.

Mr Brook is Chairman of the Audit Committee and a member of the Safety and Technical Committee.


                                                  19   People | Results | Growth

Corporate Governance Statement

CORPORATE GOVERNANCE PRACTICES

This statement provides an outline of the main corporate governance policies and practices that the Company had in place during the financial year.

In pursuing increasing value for shareholders, the Board places considerable importance on high standards of ethical behaviour, governance and accountability. The Board is aware of, and continues to have regard to, developments in Australia and overseas in relation to corporate governance "best practice". The Board believes that the Company's corporate governance policies and practices substantively comply with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (ASX Recommendations). However, the Board also recognizes that full adoption of the ASX Recommendations may not be immediately practical nor provide the best result for the Company given its particular circumstances and structure. Appropriate policies and supporting systems take time to refine and implement. The Company continues to review those policies and will institute further changes in 2007. The Company is also subject to and must reconcile governance regimes resulting from its listings in the United States and Papua New Guinea.

The Board (together with the Company's management) has commenced regular reviews of its corporate policies and practices to ensure that the Company maintains and continuously improves its governance standards in a changing environment. Underlying this are values and behaviours aimed at ensuring transparency and fair dealing, and protecting shareholder interests. Lihir is committed to continuously improving and refining its governance policies and practices.

The Company's website was reviewed during 2006 and, amongst other things, the corporate governance section was updated. The corporate governance section contains the current charters and policies that form the heart of the Company's corporate governance practices (as summarised by this statement). The website, including the corporate governance section, will continue to be updated as existing policies are refined and as new policies are adopted.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board of Directors is responsible to shareholders for the overall performance of the Company and accordingly takes accountability for monitoring the Company's business and affairs and setting its strategic direction, establishing policies and overseeing the Company's financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director and senior management.

Certain fundamental powers and functions remained solely with the Board of Directors and are specifically excluded from the scope of duties of management.

In summary, the Board is responsible and accountable for:

- final approval of corporate strategy and performance objectives, resources and reserves and financial plans;

- capital management, including capital raisings, approval and monitoring of significant capital expenditure;

- monitoring of financial performance, review and approval of significant financial and other reporting;

- assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;

-    evaluating the performance of the senior management team;

- determining the Company's risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits;

- determining the Company's treasury policies, including gold price hedging, foreign currency and interest rate exposure; and

- the engagement of auditors to review and report to the Board on the Company's financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.

Consistent with these principles, detailed formal delegations from the Board to management have been established.

In carrying out its duties, the Board meets formally over one or two days at least five times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2006, the Board met 12 times and held an additional 29 committee meetings. More details of the number of meetings of the Company's Board of Directors and each Board committee held during the year, together with attendance by Directors at those meetings, is set out in the Directors' Report. A formal charter is being developed and will be instituted and made available on the Company's website during 2007.

COMPOSITION OF THE BOARD

The Directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles:

- the Board may, in accordance with the Company's constitution, be comprised of a minimum of five Directors and maximum of twelve; and

- the roles of the Chairman of the Board and of Managing Director should be exercised by different individuals.


20   LIHIR GOLD LIMITED Annual Report 2006

                                                  Corporate Governance Statement

The Company believes that the Board should comprise Directors with a broad range of experience reflecting the character of the Company's business. The Board must be structured in such a way that it has a proper understanding of, and competency in, the current and emerging issues facing the Company, and can effectively review management's decisions.

Following the retirement of Mr John O'Reilly on 31 December 2006, the Board is presently comprised of six Directors. Details of the Directors who held office during the 2006 financial year, including their qualifications and experience, special responsibilities, other Directorships and their term of office as a Director of the Company, are set out on pages 18 and 19.

The Company's constitution requires one-third of the Directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. Where Directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A Director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring Directors may offer themselves for re-election.

A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when they may be re-elected.

The Managing Director is not subject to retirement by rotation and, along with any Director appointed as an additional or casual Director, is not to be taken into account in determining the number of Directors required to retire by rotation.

DIRECTOR INDEPENDENCE

For the 2006 financial year, six of the Company's seven Directors (including the Chairman) were considered by the Board to be independent throughout that year. Those Directors were Dr Garnaut, Dr Cassidy, Mr Loudon, Mrs Kamit, Mr O'Reilly and Mr Brook. Mr O'Reilly held his position on the Board as a nominee of the Rio Tinto Group until Rio Tinto disposed of its interest in the Company in December 2005. Following Rio Tinto's sale of its shares, Mr O'Reilly was invited to remain on the Board as an independent Director due to his expertise with the Company's business and in the industry generally. Mr O'Reilly retired on 31 December 2006.

In assessing independence, the Board has regard to whether a Director has any business interests or other relationship that could materially interfere with the exercise of their independent judgement and ability to act in the best interests of the Company and its shareholders. The Board also makes the assessment having regard to the ASX Recommendations and the guidelines applicable by virtue of the Company's listing with the NASDAQ National Market in the United States.

No Director on the Board during the year provided, or was associated with any entity or group which provided professional, consulting or other services, or was involved in the provision of any goods to the Company.

Along with Mr O'Reilly, who was the Company's first Managing Director, two of the Company's independent Directors, Dr Garnaut and Mr Loudon, have been members of the Board since the Company's formation in 1995. The Company considers the experience of Dr Garnaut and Mr Loudon to be of particular value in the circumstances of Lihir and Papua New Guinea, and does not consider the length of their service on the Board to be a negative factor affecting the ability of those Directors to act in the Company's best interests. The Directors have concluded that the period of a Director's tenure will not automatically disqualify that Director from being regarded as independent. An assessment of whether the Director's ability to act in the best interests of the Company has been materially interfered with must be made on a case-by-case basis with reference to the length of service of all members of the Board. The Board is currently comprised of two Directors who have held office since 1995, while the remainder have been appointed during 2003, 2004 and 2005. The Board, and in particular its Remuneration and Nomination Committee, is considering the establishment of a retirement policy for Non-Executive Directors aimed at promoting Board renewal while retaining corporate memory.

In order to ensure that any "interests" of a Director in a particular matter to be considered by the Board are known by each Director, each Director has contracted with the Company to disclose any relationships, duties or interests held that may give rise to a potential conflict. This disclosure extends to the interests of family companies and spouses. Some Directors are involved with other companies or professional firms which may potentially have dealings with the Company. Details of any such dealings are disclosed in the Directors' Report on pages 29-32. Directors are required to adhere strictly to constraints on their participation and voting in relation to any matters in which they may have an interest.

APPOINTMENT OF DIRECTORS

Nominations of new Directors, recommended by the Remuneration and Nomination Committee, are considered by the full Board. The Remuneration and Nomination Committee employs external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of the:

-    current composition of the Board;

-    need for independence;

-    strategic direction and progress of the Company; and

-    nature of the Company's business.

The Board assesses nominated Directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the Board's activities.


                                                  21   People | Results | Growth

Corporate Governance Statement

PERFORMANCE REVIEW OF THE BOARD

Each year the Board receives reports from management detailing interactions with and outlining the expressed views of the Company's shareholders. The Remuneration and Nomination Committee is responsible for, and is establishing, a formal process and criteria for evaluation of the Board, its committees and its members.

INDEPENDENT PROFESSIONAL ADVICE

Directors are able to access members of the management team at any time to request relevant information.

It is Board policy that Directors may seek independent advice at the Company's expense, provided that the Chairman is notified in advance. Directors must ensure that the costs of the advice are reasonable and will generally obtain the advice with the assistance of the Group Secretary.

BOARD COMMITTEES

To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:

-    Audit;

-    Remuneration and Nomination;

-    Environmental and Lihir Impact; and

-    Safety and Technical.

Other committees are established on an ad hoc basis from time to time to deal with specific matters.

AUDIT COMMITTEE

The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:

Mr Bruce Brook - Committee Chairman

Dr Ross Garnaut

Mrs Winifred Kamit

All three members of the committee are independent, Non-Executive Directors. The committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Company operates. The Managing Director attends committee meetings in an advisory role at the committee's invitation. However, specific sessions are held with the Company's internal and external auditors independent of the Managing Director and of management. The Group Secretary attends all committee meetings.

The function of the Audit Committee is to assist the Board in fulfilling its responsibilities associated with the preparation and independent audit of the Company's accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by:

- determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;

- overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company's Financial Statements and reports;

- the appointment, compensation, retention and oversight of the Company's external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the Company;

- reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the Company and its external auditor;

- monitoring the adequacy of the Company's internal financial controls, risk management, and compliance systems and processes;

- overseeing the retention, tasking and resourcing of the Company's internal auditors, monitoring their progress and evaluating their performance; and

- reviewing the financial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time.

In fulfilling its responsibilities, the committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The committee may engage any independent advisors in relation to any matter pertaining to the powers, duties and responsibilities of the committee.

The Audit Committee operates in accordance with a charter published in the corporate governance section of the Company's website.


22   LIHIR GOLD LIMITED Annual Report 2006

                                                  Corporate Governance Statement

AUDITOR INDEPENDENCE

The charter adopted by the Audit Committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the Company's external auditors. In order to ensure the independence of the external auditor, the Audit Committee:

- requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

- must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

- receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold Group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence; and

-    meets with the external auditor independently of management.

PricewaterhouseCoopers was appointed as external auditor of the Company for the 2006 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in note 23 to the Financial Statements.

A copy of the auditor's independence declaration is set out on page 81 of this Report.

RISK OVERSIGHT AND MANAGEMENT

The Board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The Company's policies are designed to ensure that strategic, operational, legal, reputation and financial risks are identified, assessed and managed to facilitate achievement of the Company's business objectives. The Audit Committee charter defines the committee's responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.

The Company's internal audit function, which is carried out by KPMG under the supervision of the Audit Committee, performs regular reviews on significant areas of risk within the Company's operations to ensure that internal control plan work is adequate and effective. The internal audit plan is approved by the Audit Committee at least annually and reviewed regularly. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the Board.

Internal control systems and practices are being comprehensively reviewed to ensure compliance with US Sarbanes-Oxley Act requirements which the Company must comply with from 2006 onwards.

MANAGEMENT ASSURANCES

The Board receives management reports on a monthly and quarterly basis about the Company's financial condition and operational results.

In addition, in accordance with best practice guidelines, the Managing Director and Chief Financial Officer are periodically required to provide formal statements to the Board that, in all material respects, the Company's Financial Statements present a true and fair view of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

Certification is also required that the Company's financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company's risk management and the internal compliance and control system is operating efficiently and effectively in all material respects.

REMUNERATION AND NOMINATION COMMITTEE

The Board has had a Remuneration Committee since 1995. The committee's mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the committee at the date of this report are:

Dr Ross Garnaut - Committee Chairman

Dr Peter Cassidy

Mrs Winifred Kamit

All three members of the committee are independent, Non-Executive Directors.

Under its charter, the committee is responsible for:

- reviewing remuneration of Non-Executive Directors, the Managing Director and other senior executives;

- establishing criteria for membership of the Board and its committees, and processes for the identification of suitable candidates;

-    reviewing membership of the Board and its committees;

-    nominating members of the Board and its committees;

-    formulating policies relating to the retirement of Non-Executive Directors;

- reviewing management succession planning, human resources and remuneration policies for the Company generally; and

- ensuring the Company's obligations in relation to employee benefits and entitlements, including superannuation, are met.


                                                  23   People | Results | Growth

Corporate Governance Statement

The Managing Director or other members of management may also attend meetings of the committee at the invitation of the Committee Chairman, whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the committee involving matters affecting their position or personal interest. The Group Secretary attends all meetings of the committee.

The committee charter is available on the Company's website.

Information on Directors' and executives' remuneration is set out in the Remuneration Report in this Governance Statement and in notes to the Financial Statements.

ENVIRONMENTAL AND LIHIR IMPACT COMMITTEE

The Board established this committee in 1995. Members of the committee at the date of this report are:

Mrs Winifred Kamit - Committee Chairperson

Dr Ross Garnaut

Mr Geoff Loudon

Mr John O'Reilly served as a member of the committee until his retirement on 31 December 2006. This committee meets quarterly and monitors environmental, social and community issues and impacts of the Company's operations on Lihir Island. Reviews are undertaken on the effectiveness of management's policies and practices relating to:

- the interaction between the Company's activities and the local community, and the ways in which these activities contribute to social and economic development;

- policies and practices followed in dealings with the local community in relation to land;

-    maintaining and improving community health; and

- the impact and associated risks of the Company's activities on the natural marine, atmospheric and terrestrial environment, together with monitoring compliance with the applicable regulatory regime.

The committee's focus is on the quality, effectiveness and transparency of these management processes. It also reviews specific issues of significance from time to time. This committee's charter is yet to be formalised although its role, functions and methods of operation are well established. A formal charter is being developed and will be instituted during 2007.

SAFETY AND TECHNICAL COMMITTEE

The Board established this committee in 2005. Members of the Committee at the date of this report are:

Dr Peter Cassidy - Committee Chairman

Mr Geoff Loudon

Mr Bruce Brook

Mr John O'Reilly served as a member of this committee until his resignation on 31 December 2006. Mr Brook was appointed by the Board in January 2007 to fill the vacancy left by Mr O'Reilly's retirement. The committee meets quarterly and monitors:

-    occupational health and safety standards, policies and issues;

- technical issues associated with the Company's exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally; and

-    the status of major capital projects approved by the Board.

The committee charter is available on the Company's website.

ETHICAL STANDARDS AND CODE OF CONDUCT

The Board and the Company's employees are expected to maintain the highest level of corporate ethics and personal behaviour.

A code of conduct has been adopted. It is supported by detailed policies and certain aspects are elevated to form part of employee's contracts of employment.

The values underpinning all Company policies and procedures are:

- commitment to a work environment where the health, safety and well- being of employees, contractors, visitors and other parties affected by the Company's operations are paramount;

- compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the Company interacts;

- integrity, transparency and respect in all interactions (whether internal or with groups outside the Company) including with Lihirian and other representative groups in relation to issues important to the community;

- excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community;


24   LIHIR GOLD LIMITED Annual Report 2006

                                                  Corporate Governance Statement

- adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all Company resources, funds, equipment, information and time;

- fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits;

- initiative and personal commitment by all employees, contractors and agents working on behalf of the Company, to the highest standards of work performance and the effective achievement of Company objectives; and

-    accountability and willingness to take responsibility.

The code of conduct, associated guidelines and detailed policies and procedures are made available to all personnel on joining the Company. Breaches of the Company's policies or values may be reported using the Company's whistleblower programme. The whistleblower programme is administered by an independent, specialist service provider and, if requested, the identity of persons who make contact is kept confidential. A report is provided to the Audit Committee of all contacts made to the whistleblower service provider. Matters of significance are required to be reported to the Chairman of the Audit Committee as soon as they are raised.

SHARE TRADING POLICY

In the interest of investor confidence, the Company has formal policies governing the trading of the Company's securities by Directors, officers and employees. They are summarised below.

Detailed rules are in place for Directors, officers and designated employees regulating their ability to deal in the Company's securities. These rules are available in the Corporate Governance section of the Company's website.

In addition to general prohibitions on trading when in possession of "inside information", trading is limited to certain clearly defined periods. Trading by Directors is restricted to 30 day periods following release of the Company's quarterly and financial results. Trading by designated employees may not take place during the two month periods preceding announcement of the Company's financial results and one month periods preceding announcement of its quarterly results. Trading is also subject to a formal clearance procedure and to prohibitions against engaging in short-term trading in, or dealing in options over, the Company's securities.

Breaches of this policy may lead to disciplinary action being taken, including dismissal in serious cases.

Details of Directors' shareholdings are disclosed in the Directors' Report.

COMMUNICATION WITH SHAREHOLDERS AND CONTINUOUS DISCLOSURE

The Company seeks to provide relevant and timely information to its shareholders, and the broader investment community, in association with its continuous disclosure obligations under the ASX Listing Rules, POMSOX Listing Rules and Market Place Rules of the NASDAQ National Market.

Information is communicated to shareholders through the distribution of the Company's Annual Report, filing of the Annual Report for US purposes with the SEC (Form 20F), and other communications. All releases are posted on the Company's website immediately after disclosure to the ASX and POMSOX.

The Company has practices in place throughout the year governing who may authorise and make disclosures and the method by which the market is to be informed of any price sensitive information. Responsibilities are clearly delineated. Until recently, the Company's business and management were entirely located on Lihir Island in Papua New Guinea which, combined with the single product and single operation nature of the Company's business, facilitated ready maintenance of continuous disclosure obligations and policies. A disclosure and external communications policy is being developed and a description of those policies will be placed on the website in 2007.

The Group Secretary and Investor Relations Manager are the persons responsible for communications with the ASX, NASDAQ National Market, and POMSOX. This included responsibility in relation to continuous disclosure requirements and overseeing information disclosure to analysts, brokers, shareholders, the media and the public.

When analysts are briefed on aspects of the Company's operations, any materials used in the presentation are released to the ASX at the time of the briefing (to the extent they have not previously been released) and posted on the Company's website.

The Company's website details how investors and shareholders may contact the Investor Relations Manager. The website also contains contact for the Company's external share registry.

ANNUAL GENERAL MEETING (AGM)

All shareholders are encouraged to attend and participate in the Company's AGM. Shareholders may attend in person or send a proxy as their representative. Shareholders are routinely afforded an opportunity to question, discuss and comment on the Company's results, operations and management. In addition to the AGM, required to be held in Port Moresby, Papua New Guinea, the Company holds an information meeting, in Australia, soon afterwards. At the information meeting, Australian shareholders are able to listen to presentations from the Board and management on the Company's financial and operational results, and afforded an opportunity to raise questions or matters of interest.


                                                  25   People | Results | Growth

Corporate Governance Statement

The Company's external auditor is routinely invited to and attends the AGM and information meeting in order to answer questions about the preparation and content of the auditor's report.

Full details of the Company's next AGM are included in the mailing for this Annual Report.

REMUNERATION REPORT

The Company's remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and senior executives. Details of the Company's remuneration strategy for the 2006 financial year are set out in this Remuneration Report. This Remuneration Report forms part of the Directors' Report.

Non-Executive Directors

Total annual remuneration paid to all Non-Executive Directors is limited to the aggregate amount of US$750,000 authorised by the Company's shareholders.

As the focus of the Board is on the long-term direction and well-being of the Company, there is no direct link between Non-Executive Directors' remuneration and the Company's short-term results. Non-Executive Directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality.

Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company's operations and the workload requirements of board members. The Board's Remuneration and Nomination Committee has oversight of the fees paid to Non-Executive Directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered.

Executive Directors do not receive separate Board fees as part of their remuneration packages. Details of the Board fees payable to Directors in respect of the year ended 31 December 2006 are set out below. No other benefits were paid or are payable to Directors. The Company does not pay additional fees for membership or chairing of the Board's committees.

Directors (Non-Executive)   Board fees (1) US$
-------------------------   ------------------
Dr Ross Garnaut (3),(4)           210,000
Mr John O'Reilly (3)               70,000
Mr Geoff Loudon (2)                70,000
Dr Peter Cassidy (3)               70,000
Mrs Winifred Kamit (2)             70,000
Mr Bruce Brook (3)                 70,000

Notes:

(1)  Board fees are denominated in US dollars.

(2) Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon's fees are donated to the Port Moresby City Mission.

(3) Fees are paid to Dr Garnaut, Mr O'Reilly, Dr Cassidy and Mr Brook in Australian Dollars.

(4) The services of Dr Garnaut are provided through Dr Garnaut's family company, Maccullochella Pty Limited.

Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

There are no schemes for retirement benefits for Non-Executive Directors and no retirement benefits are payable by the Company to any Director.

Executive Remuneration

The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company.

The Board, through its Remuneration and Nomination Committee, has annual oversight of the remuneration policies and terms of employment for all of the Company's senior executives. The Company's remuneration policy is in the process of being reviewed. However, the following broad principles continue to be applicable:

- To provide total remuneration which is competitive in structure and quantum with comparator organizations so as to attract, retain and motivate appropriately qualified and experienced executives;

- To achieve alignment between the structure of remuneration incentives for individual employees with shareholder value creation;

- To tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Company and shareholders; and

- To provide an appropriate balance of fixed and variable or "at-risk" remuneration.


26   LIHIR GOLD LIMITED Annual Report 2006

                                                  Corporate Governance Statement

In line with this, the Managing Director's remuneration package includes both a fixed component and an at-risk or performance related component (comprising both short-term and long-term incentives). The short-term incentive is annual and cash based, allowing the Managing Director to earn an amount equal to up to 50 percent of his base salary in the event the Board determines that the performance criteria established by it have been met. The performance criteria are set annually and include both financial and non-financial measures. These measures include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.

In November 2006, the Managing Director received a salary increase of 20 percent due to his performance towards achieving Lihir's goals and objectives. Further details of the Managing Director's employment terms and remuneration package are available on the Company's website.

In addition, a long term incentive plan is included in the Managing Director's remuneration package, allowing him to receive an annual allocation of share rights equivalent in value to up to 55.56 percent of his base salary, based on a detailed set of performance hurdles focusing on contribution to the longer term value of the Company. The annual performance hurdle criteria relate to strategic corporate development, net present value increases, and to total shareholder returns assessed against both a comparator group and as a growth percentage. The long term incentive is designed to be provided by way of allocation of share rights approved by the Company's shareholders each year.

At the annual general meeting in April 2006, shareholders approved the allocation of share rights to the Managing Director and other executives of the Company. On 24 October 2006, the Board assessed the Managing Director against certain of the performance hurdles previously set. The share rights associated with those performance hurdles amounted to 80 percent of the total share rights available, with the Board determining that 78 percent should vest. The remaining performance hurdle, amounting to 20 percent of the total share rights, is still to be assessed. On 24 November 2006 the Managing Director exercised his vested share rights. The Company acquired 176,071 shares on-market on behalf of the Managing Director with the shares being classified as restricted executive shares. The Managing Director entered into a Deed of Undertaking providing restrictions on dealing with any of those shares for a period of three years from the testing date.

In November 2006, the Board allocated 136,530 share rights to the Managing Director for the 2006/07 year, subject to shareholder approval at the next Annual General Meeting. Details of the allocation of share rights to the Managing Director under the share plan, including performance hurdle criteria and restrictions on disposal, are set out in the Notice of Annual General Meeting. In the event that shareholders do not approve the 2006/07 LTI allocation, the Managing Director's employment contract provides for the cash equivalent of the share rights to be paid to him.

During 2006, the remuneration packages for other executives consisted of a fixed component and an at-risk component. At risk remuneration comprises a short-term incentive payment (or STIP) and an equity based long-term incentive payment (or
LTIP) on the terms of the Lihir Senior Executive Share Plan approved by shareholders at the last Annual General Meeting. The STIP is linked to specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year. Assessment of STIP performance against the criteria for 2006 is due to be undertaken in March 2007. As is the case with the Managing Director, the LTIP performance hurdles are generally set by reference to external measures of the Company's performance as well as internal measures consistent with the duties and responsibilities of the executives concerned. The Remuneration and Nomination Committee's assessment of executives of the Company against their performance hurdles for the LTIP is also due to be undertaken in the first part of 2007.


                                                  27   People | Results | Growth

Corporate Governance Statement

The amount of remuneration, including all monetary and non-monetary components, for the Managing Director and for each of the Company's senior executives during 2006 is set out below:

                                                         Short Term        Other     Share Based
                               Base     Superannuation   Incentive/       Benefits     Payments
                              Salary     Contribution    Bonus Paid       Paid(12)     Accrued
Executive Officers              US$           US$            US$             US$         US$         Total
------------------           --------   --------------   ----------       --------   -----------   ---------
Arthur Hood
Managing Director             433,486      39,302         138,084(1)        3,203      450,561     1,064,636

Paul Fulton (2)
Chief Financial Officer       277,945     434,011(13)          --          15,148           --       727,104

Jan Andersen (3)
General Manager Operations     48,031     438,881(14)          --          13,716           --       500,628

Mark Laurie (4)
Company Secretary/
General Counsel,
Manager Corporate & Towns     126,058      21,203         296,734(5)(15)   54,841           --       498,836

Noel Foley (6)
Executive General Manager     204,539      18,409          48,372              --      102,928       374,278

Murray Eagle
General Manager
External Affairs
& Sustainable Development     227,447      22,495          53,580(7)        6,267      116,457       426,246

Graham Folland (8)
GM Corporate Development      173,716      15,634          37,693             139       88,225       315,406

Joe Dowling
Manager Investor Relations    163,959      17,231          53,205(9)        7,155       77,197       318,746

Stuart MacKenzie (10)
Group Secretary and
General Counsel                58,061       5,226          17,276           5,810       21,169       107,539

Ron Yung (11)
General Manager
Organisation Performance      104,229       9,381          22,615             695       28,372       165,292

Notes:

(1) This amount includes a bonus payment made to Mr Hood in 2006 in the amount of $35,156 which relates to services provided in 2005

(2)  Mr Fulton will cease to be an executive on 23 February 2007

(3)  Mr Anderson ceased to be an executive on 22 February 2007

(4)  Mr Laurie ceased to be an executive on 24 November 2006

(5) Includes a bonus payment of $34,083 made to Mr Laurie in 2006 which relates to services provided in 2005

(6)  Mr Foley commenced employment with the Company on 13 March 2006

(7) This amount includes a bonus payment made to Mr Eagle in 2006 in the amount of $12,118 which relates to services provided in 2005

(8)  Mr Folland commenced employment with the Company on 01 March 2006

(9) This amount includes a bonus payment made to Mr Dowling in the amount of $21,477 which relates to services provided in 2005

(10) Mr MacKenzie commenced employment with the Company on 14 August 2006

(11) Mr Yung commenced employment with the Company on 01 July 2006

(12) Car parking benefit

(13) Includes termination payment of $408,996 to be paid per contract

(14) Includes termination payment of $434,558 per contract

(15) Includes termination payment of $262,651 per contract

More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in note 21 to the Financial Statements.


28   LIHIR GOLD LIMITED Annual Report 2006

                                                               Directors' Report

The Directors submit their report and the Financial Statements for Lihir Gold Limited and the entities controlled by it for the financial year ended 31 December 2006 (referred to as "the year").

DIRECTORS

The names of the Directors in office during the year and still in office at the date of this report are:

Dr Ross Garnaut (Chairman)
Mr Geoff Loudon
Dr Peter Cassidy
Mrs Winifred Kamit
Mr Arthur Hood
Mr Bruce Brook

Each was a Director during the whole of the year. Mr John O'Reilly was a Director for all 2006, retiring on 31 December 2006.

Details of each current Director's qualifications, experience and special responsibilities are set out on pages 18 and 19. A statement on Directors' independence is included in the Corporate Governance Statement in this Annual Report.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Details of attendance by Directors at Board and Board committee meetings held during the year ended 31 December 2006 are outlined in the table below.

                                                                       Environmental      Remuneration        Safety &
                                                    Audit Committee    & Lihir Impact     & Nomination       Technical
                 Board meetings      Ad hoc(1)         Committees        Committee         Committee         Committee
               ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
               Eligible          Eligible          Eligible          Eligible          Eligible          Eligible
                  to                to                to                to                to                to
Director        attend  Attended  attend  Attended  attend  Attended  attend  Attended  attend  Attended  attend  Attended
--------       -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Ross Garnaut      12       12        6        6        7        7        4        4        7        7
John O'Reilly     12       11                                            4        4                          5        5
Geoff Loudon      12       11                                            4        2                          5        4
Peter Cassidy      8        8                                                              7        7        5        5
Winifred Kamit    12       10                          7        7        4        4        7        7
Arthur Hood(2)    12       12        6        5
Bruce Brook       12       12        1        1        7        7

Notes:

(1) During the year, ad hoc committees were established in relation to financial and operating results, financing arrangements and the proposed scheme of arrangement with Ballarat Goldfields NL.

(2) The Managing Director attends meetings of the Audit Committee, the Environmental and Lihir Impact Committee and the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held without management, including the Managing Director, being present.


                                                  29   People | Results | Growth

Directors' Report

DIRECTORS' INTERESTS

The interests of the Directors as at the date of this report are set out below:

                                                                                      Interest held by Director
                                               Companies in which the Director            in shares in Lihir
Director          Nature of interest           is to be regarded as interested               Gold Limited
--------        ----------------------  --------------------------------------------  -------------------------
Ross Garnaut    Chairman                PNG Sustainable Development Program Ltd               53,225(1)
                Chairman                Sequoia Capital Management Ltd
                Director                Ok Tedi Mining Ltd
                Director                Lowy Institute of International Policy Ltd
                Director                Maccullochella Pty Ltd
                Chairman of the         International Food Policy Research Institute
                Board of Trustees

Geoff Loudon    Chairman                L & M Group                                            143,840
                Chairman                L & M Petroleum Limited
                Chairman                Nautilus Minerals Inc
                Director                Port Moresby City Mission Ltd

Peter Cassidy   Director                Sino Gold Mining Ltd                                  33,225(2)
                Director                Oxiana Ltd
                Director                Energy Developments Ltd
                Director                Zinifex Ltd

Winifred Kamit  Director                New Britain Palm Oil Limited                           2,000(3)
                Senior Partner          Gadens Lawyers
                Director and Secretary  Gadens Administration Services Limited
                Director and Secretary  Kamchild Limited
                Director                South Pacific Post Limited
                Director                Post Courier Limited
                Director                Allied Press Limited
                Director and Secretary  Bunowen Services Limited
                Director and Secretary  Bongoro Enterprises Limited
                Director                Nautilus Minerals Niugini Limited
                Director                Steamships Trading Company Limited
                Council Member          Institute of National Affairs
                Director                Anglicare (Stop Aids) PNG
                Registrar               Anglicare Church of PNG

Arthur Hood     --                      --                                                   228,371

Bruce Brook     Director                Consolidated Minerals Limited                         10,000(4)
                Director                Snowy Hydro Limited
                Director                Boart Longyear Limited
                Member                  Financial Reporting Council
                Member                  Salvation Army Audit Committee
                Member                  University of Melbourne Finance Committe

Notes:

(1) Held by Maccullochella Pty Limited of which Dr Garnaut is a Director and shareholder

(2) 20,000 of which are held by Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund

(3)  Held by Kamchild Limited of which Mrs Kamit is a Director and shareholder

(4) Held by Eagle's Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund


30   LIHIR GOLD LIMITED Annual Report 2006

                                                               Directors' Report

SECRETARY

Mr Mark Laurie was Company Secretary for most of the year, resigning on 24 November 2006. Following Mr Laurie's departure, Mr Stuart MacKenzie was authorised by the Board under section 169(3) of the PNG Companies Act to do anything required or authorised to be done by a company secretary under the PNG Companies Act, the Company's constitution or any resolution of the Board.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all Directors and officers for any:

- liability to any person (other than the Company or a Company related to it) for any act or omission in that person's capacity as a Director or officer; and

- costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company.

During the year, the Company has paid an insurance premium in respect of a contract insuring against them individually or jointly while performing its services for the Company, and against expenses relating thereto, in accordance with the Company's constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year.

RESULTS AND REVIEW OF OPERATIONS

Financial

For the 2006 financial year, the Company's revenue increased by 38 percent over 2005 to a record $310.4 million (2005: $224.9 million). The increase resulted from a combination of increased production and rising gold prices, offset by industry wide cost pressures such as the rising cost of fuel and other mining inputs. Net profit for the year was $53.8 million, up from $9.8 million in 2005.

Operations

Improvement in equipment availability and mining fleet productivity resulted in a record 56.2 million tonnes being mined in 2006 (2005: 42 million tonnes). The processing plant also achieved record throughput of 4.3 million tonnes (2005:
3.5 million tonnes) leading to record gold production of 651,000 ounces (2005:
596,000 ounces).

Further information on the Company's financial and operational performance is available in the Managing Director's Review pages 9-17.

PRINCIPAL ACTIVITY

The Company's principal activity is the exploration for, and mining and processing of, gold. This activity is undertaken at present at Lihir Island, Papua New Guinea.

On 17 October 2006, the Company announced that its wholly-owned subsidiary, Lihir Australian Holdings Pty Limited (LAH), had entered into a merger agreement with Ballarat Goldfields NL(Ballarat) by way of a scheme of arrangement. Under the scheme, Ballarat will become a wholly owned subsidiary of LAH. As part of the merger proposal, LAH agreed to undertake a placement of 149 million fully paid ordinary shares in Ballarat at an issue price of A$0.28 per share.

At a meeting of Ballarat shareholders held in Ballarat, Victoria on 12 February 2007 to consider the proposed merger, 94.1 percent of shares voted were in favour of the scheme of arrangement. As at the date of this report, the merger is subject to receipt of final Court approval, with the Court hearing scheduled for 23 February 2007. The merger is expected to be implemented on 8 March 2007. Under the scheme, Ballarat shareholders receive five Lihir shares for every 54 Ballarat shares held which equates to a value of A$0.288 per share based on the closing price of the Company's shares on the day prior to the announcement of the transaction. This offer valued Ballarat at A$350 million, based on its fully diluted share capital.

Ballarat's major asset is its 100 percent interest in the Ballarat East project. The Ballarat East property is classified as a development property with more than 5 kilometres of underground development and stage 1 of the processing plant having been completed and commissioned. The merged company is expected to achieve annual gold production of more than 900,000 ounces in 2008, around one million ounces in 2009, and should be producing 1.25 million ounces of gold or more by 2010.

During the year, there were no material changes in the nature of the business carried on by the Company. There were no significant changes in the state of affairs of the Company other than as otherwise referred to in this Annual Report.

PNG COMPANY LAW

Lihir Gold Limited is a company limited by shares that is incorporated and domiciled in Papua New Guinea.

The Company is subject to the Companies Act 1997 of Papua New Guinea.

The PNG Securities Act 1997 (the "Securities Act") also applies to the Company and it Shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities;


                                                  31   People | Results | Growth

Directors' Report

and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company.

A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company.

DIVIDENDS

No dividends or distributions have been declared or paid to members during the year.

DONATIONS

No donations were made to any political parties or for political purposes. Mr Geoff Loudon continued to donate his Director's fees to the Port Moresby City Mission. Total donation expenditure amounted to 235,333 PNG Kina (US$78,372 at the average Kina / US dollar exchange rate during 2005) during the year of which total payments made to or for the Lihirian community outside of royalties, formally contracted benefits, compensation and arms-length commercial dealings for the provision of services, amounted to 233,065 Kina (US$77,617).

EVENTS OCCURRING AFTER THE REPORTING DATE

As noted above (Principal Activity), the Company's wholly owned subsidiary, Lihir Australian Holdings Pty Limited, expects to complete its merger with Ballarat Goldfields NL on 8 March 2007.

On 24 January 2007, the Company issued an updated reserve and resource statement which added 4.4 million ounces to reserves. Reserves increased to 23.6 million ounces (a 23 percent increase from the December 2004 reserve, after depletion for 2005/06 production) while the resource increased to 40.5 million ounces (up
5.9 percent from the December 2004 resource, after deletion for 2005/06 production).

As at the date of this report, Directors are not aware of any other matter or circumstance that has arisen since the end of the year which has significantly affected or may significantly affect the operations of the Company or the results of those operations, which is not already reflected in this report.

Signed in accordance with a resolution of the Board.


/s/ ROSS GARNAUT
----------------------------------------
ROSS GARNAUT
Chairman


/s/ ARTHUR HOOD
----------------------------------------
ARTHUR HOOD
Managing Director

21 February 2007


32   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                                                            Financial Statements

Income Statement                                                             34
Balance Sheet                                                                35
Statement of Changes in Equity                                               36
Statement of Cash Flows                                                      37
Notes to and Forming Part of the Financial Statements                        38
Directors' Opinion                                                           78
Supplementary Information                                                    79
Independent Audit Report                                                     80
Shareholder Information                                                      82


                                                  33   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2006

Income Statement

                                                                    Group                  Company
                                                                   US$ 000                 US$ 000
                                                            --------------------   -------------------
                                                     Note     2006       2005        2006       2005
                                                     ----   --------   ---------   --------   --------
Sales revenue                                                307,744     225,200    307,744    225,200
Gold lease rate fees                                           2,765       5,016      2,765      5,016
Fair value losses                                             (1,682)     (5,390)    (1,682)    (5,390)
Other revenue                                                  1,627          45      1,431         45
                                                            --------   ---------   --------   --------
TOTAL REVENUE                                          6     310,454     224,871    310,258    224,871
Operating expenses
   Mining expenses                                          (107,551)    (95,304)  (107,551)   (95,304)
   Exploration expenses                                       (5,976)     (6,198)    (5,976)    (6,198)
   Processing costs                                          (47,875)    (41,654)   (47,875)   (41,654)
   Power generation costs                                    (27,000)    (27,413)   (27,000)   (27,413)
   General and administrative costs                          (66,618)    (57,884)   (67,442)   (57,844)
   Refining, royalty and management fees                     (12,972)     (6,813)   (12,972)    (6,813)
   Deferred mining costs                                      56,349      25,048     56,349     25,048
   Costs deferred and transferred to inventories              19,395      39,208     19,395     39,208
   Depreciation and amortisation                             (37,444)    (35,757)   (37,403)   (35,757)
                                                            --------   ---------   --------   --------
TOTAL OPERATING EXPENSES                               6    (229,692)   (206,767)  (230,475)  (206,767)
                                                            --------   ---------   --------   --------
OPERATING PROFIT                                              80,762      18,104     79,783     18,104
Interest income                                                1,436       1,221      1,389      1,221
Finance costs                                          6      (6,229)     (3,588)    (5,554)    (3,588)
                                                            --------   ---------   --------   --------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION               75,969      15,737     75,618     15,737
Income tax expense                                     9     (22,132)     (5,949)   (22,018)    (5,949)
                                                            --------   ---------   --------   --------
NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION            53,837       9,788     53,600      9,788
                                                            --------   ---------   --------   --------
EARNINGS PER SHARE                                    29
- Basic (cents/share)                                            4.2         0.8        4.2        0.8
- Diluted (cents/share)                                          4.2         0.8        4.2        0.8

The Income Statements are to be read in conjunction with the notes to the financial statements set out on pages 38-77.


34   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                        Financial Statements for the year ended 31 December 2006
                                                                   Balance Sheet

                                                            Group                  Company
                                                           US$ 000                 US$ 000
                                                    ---------------------   ---------------------
                                             Note      2006        2005        2006        2005
                                             ----   ---------   ---------   ---------   ---------
ASSETS
Current Assets
Cash and cash equivalents                      7       47,032     127,836      43,598     127,836
Derivative financial instruments              10          269         543         269         543
Inventories                                   11       75,295      81,712      75,295      81,712
Receivables                                   12        4,641       5,347       4,235       5,347
Prepayments                                             5,514       3,696       5,514       3,696
                                                    ---------   ---------   ---------   ---------
TOTAL CURRENT ASSETS                                  132,751     219,134     128,911     219,134
Non-Current Assets
Derivative financial instruments              10        2,419       4,236       2,419       4,236
Inventories                                   11      141,730     115,494     141,730     115,494
Receivables                                   12          400         476       2,061         476
Deferred mining costs                         13      148,330      91,981     148,330      91,981
Mine properties                               14      951,201     800,346     949,400     800,346
Investments in subsidiaries                   31           --          --      54,589      53,445
Available-for-sale financial assets           15       33,001          --          --          --
Deferred income tax                            9       86,226      87,739      86,106      87,739
                                                    ---------   ---------   ---------   ---------
TOTAL NON-CURRENT ASSETS                            1,363,307   1,100,272   1,384,635   1,153,717
                                                    ---------   ---------   ---------   ---------
TOTAL ASSETS                                        1,496,058   1,319,406   1,513,546   1,372,851
                                                    ---------   ---------   ---------   ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Derivative financial instruments              10       61,537      40,793      61,537      40,793
Accounts payable                              16       46,567      34,691      45,312      34,691
Provisions                                    17        6,427       5,349       5,967       5,349
Current tax liability                                     320          --          --          --
Borrowings                                    18       62,535          --      26,940          --
                                                    ---------   ---------   ---------   ---------
TOTAL CURRENT LIABILITIES                             177,386      80,833     139,756      80,833
Non-Current Liabilities
Derivative financial instruments              10      273,954     227,157     273,954     227,157
Accounts payable                              16           --          --      54,846      53,445
Provisions                                    17       14,261      12,424      14,232      12,424
Borrowings                                    18      218,580     215,520     218,580     215,520
                                                    ---------   ---------   ---------   ---------
TOTAL NON-CURRENT LIABILITIES                         506,795     455,101     561,612     508,546
                                                    ---------   ---------   ---------   ---------
TOTAL LIABILITIES                                     684,181     535,934     701,368     589,379
SHAREHOLDERS' EQUITY
Share capital                                 19    1,027,069   1,027,504   1,027,504   1,027,504
Reserves                                      20(a)  (250,689)   (225,692)   (250,586)   (225,692)
Accumulated profits/(losses)                  20(b)    35,497     (18,340)     35,260     (18,340)
                                                    ---------   ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY                            811,877     783,472     812,178     783,472
                                                    ---------   ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          1,496,058   1,319,406   1,513,546   1,372,851
                                                    ---------   ---------   ---------   ---------

The Balance Sheets are to be read in conjunction with the notes to the financial statements set out on pages 38-77.


                                                  35   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2006
Statement of Changes in Equity

                                                          Group              Company
                                                         US$ 000             US$ 000
                                                    -----------------   -----------------
                                             Note     2006      2005      2006     2005
                                             ----   -------   -------   -------   -------
TOTAL EQUITY AT THE BEGINNING OF THE
   FINANCIAL YEAR                                   783,472   837,223   783,472   837,223
Profit for the year                          20(b)   53,837     9,788    53,600     9,788
Shares reclassified as treasury shares       19        (435)       --        --        --
Changes in the hedging reserve-cash flow
   hedges (net of tax)                       20(a)  (30,431)  (63,539)  (30,431)  (63,539)
Fair value reserve                           20(a)       17        --        --        --
Employee share rights (net of tax)           20(a)    5,421        --     5,537        --
Exchange difference on translation of
   foreign operations                        20(a)       (4)       --        --        --
                                                    -------   -------   -------   -------
TOTAL EQUITY AT THE END OF THE FINANCIAL
   YEAR                                             811,877   783,472   812,178   783,472
                                                    -------   -------   -------   -------

The Statements of Changes in Equity are to be read in conjunction with the notes to the financial statements set out on pages 38-77.


36   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                        Financial Statements for the year ended 31 December 2006
                                                         Statement of Cash Flows

                                                           Group                Company
                                                          US$ 000               US$ 000
                                                    -------------------   -------------------
                                             Note     2006       2005       2006       2005
                                             ----   --------   --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operating activities                   329,235    243,704    329,039    243,704
Payments arising from operating activities          (268,705)  (233,501)  (271,509)  (233,501)
Interest received                                      1,436      1,882      1,389      1,882
Interest and finance charges paid to third
   parties                                            (3,276)    (2,543)    (3,276)    (2,543)
                                                    --------    -------   --------    -------
NET CASH FLOW FROM OPERATING ACTIVITIES       8       58,690      9,542     55,643      9,542
                                                    --------    -------   --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown of term debt                                 65,595    245,520     30,000    245,520
Repayment of term debt                                    --    (49,509)        --    (49,509)
Hedge book restructure and fees                           --    (62,200)        --    (62,200)
Payment for treasury shares                             (418)        --         --         --
                                                    --------    -------   --------    -------
NET CASH FLOW FROM FINANCING ACTIVITIES               65,177    133,811     30,000    133,811
                                                    --------    -------   --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment            (170,756)   (99,492)  (168,967)   (99,492)
Proceeds on disposal of fixed assets                      92        416         92        416
Payments for investments                             (34,007)        --     (1,006)        --
                                                    --------    -------   --------    -------
NET CASH FLOW FROM INVESTING ACTIVITIES             (204,671)   (99,076)  (169,881)   (99,076)
                                                    --------    -------   --------    -------
Net increase/(decrease) in cash held                 (80,804)    44,277    (84,238)    44,277
Cash and cash equivalents at beginning of
   year                                              127,836     83,559    127,836     83,559
                                                    --------    -------   --------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR      7       47,032    127,836     43,598    127,836
                                                    --------    -------   --------    -------

The Statement of Cash Flows is to be read in conjunction with the notes to the financial statements set out on pages 38-77.


                                                  37   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (ASB). These financial statements have been prepared in accordance with International Financial Reporting Standards, which have been adopted by the ASB as the applicable financial reporting framework.

The financial statements have also been prepared on the basis of historical costs except as disclosed in the accounting policies below. For example, financial instruments are shown at fair value. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

(I)  CONSOLIDATION

     The consolidated financial statements of Lihir Gold Limited ("the Company") include the accounts of its subsidiaries ("the Group"). Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. In the separate financial statements of the Company, the Company accounts for investments in subsidiaries at cost less any impairment.

(II) EXPLORATION AND EVALUATION EXPENDITURE

     The Company charges exploration and evaluation costs against earnings as incurred.

(III) DEVELOPMENT PROPERTIES

     A property is classified as a development property when a mine plan has been prepared, proved and probable reserves have been established, and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.

     All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

     No amortisation is provided in respect of development properties until they are reclassified as "Mine Properties", following the commencement of commercial production. For the years ended 31 December 2005 and 2006, the Company has had no properties in the development stage.

     Upon commencement of commercial production, costs incurred in removing overburden and other waste material is classified as deferred mining costs. Details of the accounting policy are outlined in note 1 (vi).

(IV) MINE PROPERTIES

     Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining of a mineral reserve has commenced.

     When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

     The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit.

     Depreciation and amortisation of costs is provided for using the units-of-production method. The units-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold dore.

     Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively.


38   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

(V)  DETERMINATION OF ORE RESERVES AND REMAINING MINE LIFE

     The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, deferred mining costs, rehabilitation and environmental expenditure.

     In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

     Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation is accounted for prospectively.

(VI) DEFERRED MINING COSTS

     The Company's open pit mining operations make it necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as 'stripping costs'. During the development of a mine, before production commences, such costs are capitalised as Non-Current Assets - Mine Properties as part of the investment in construction of the mine.

     The accounting applied to stripping costs has the effect of attributing the cost of waste-rock removal over the life of the mine at an average rate, to better align the cost of stripping with the associated future benefit expected from the ore that is accessed. This will result in the stripping or deferred mining costs being fully amortised by the end of the mining and processing phase of the operation. 2041 is the current estimate for the end of the mining and processing phase of the operation.

     Removal of waste materials continues during the production stage of the mine. Stripping costs incurred in the production stage of the mine are a development cost incurred to obtain access to proved and probable reserves and are capitalised as Non-Current Assets - Deferred Mining Costs.

     Stripping costs capitalised as part of the Company's investment in the mine are allocated to mined reserves on the estimated ratio of waste to ore for each pit.

     As ore is mined the capitalised deferred mining or post-production stripping costs are transferred to inventory, being attributed to stockpiles based upon the waste to ore strip ratio applicable to each pit. Those costs are further apportioned to either high grade or economic grade stockpiles based upon ounces contained within the ore produced.

     Upon processing of inventory stockpiles, costs of these stockpiles are apportioned in sequence to work in progress during processing, to finished goods, and ultimately cost of sales reducing costs deferred and transferred to inventories. Accordingly, stripping costs are being expensed after first being recognized as a component of inventory.

     This accounting process is the same in periods where the waste to ore ratio is less than average.

     The stripping ratio throughout the mine-life of a pit will normally differ from the pit's average stripping ratio on a year-to-year basis as, once the initial pre-production development is completed and ore is exposed, the waste required to be removed before ore is exposed decreases progressively with ore-body depth. Variability in the strip ratios occurs for a number of reasons including: a) short term changes in the mine plan and scheduling within the periods; b) change in the reserves and strip ratio with a change in cut off grade policy; and c) changes in pit wall design and operating strategies.

     Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine's development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine.


                                                  39   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

(VII) CAPITALISATION OF FINANCING COSTS

     Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves.

(VIII) MINE BUILDINGS, PLANT AND EQUIPMENT

     Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company's asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).

     The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item's economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

     The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. (Refer to note 1
     (x)).

     Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

     Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Based on the 2004 ore reserve statement less depletion to date, the remaining life of mine is expected to be approximately 35 years with processing of economic grade ore being completed in 2041. Assets which have an estimated useful life that is shorter than the 35 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company's mining fleet, equipment and other similar assets. Certain assets, such as the Company's processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

                                                         Percentage
                             Percentage depreciated      depreciated
Fixed asset classification      as units-of-use       as straight line
--------------------------   ----------------------   ----------------
Deferred expenditure                  100%                   --
Land & buildings                      100%                   --
Plant & equipment                      85%                   15%
TOTAL AVERAGE                          90%                   10%

     The classification of "Land and Buildings" does not include freehold land as depreciable assets. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

     Assets depreciated using the straight-line method are depreciated over their useful life ranging from 3-10 years depending on the nature of the asset. The lives of major assets are reviewed annually.


40   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

(ix) Inventories

     Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

     Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.

     In accordance with IAS 2 -"Inventories", non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the balance sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale.

     Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.

     As a result of the landslide that occurred on 9 October 2005, 38,079 ounces held within non-current ore stockpiles have been expensed at cost in 2005.

(x)  Impairment of assets

     In accordance with IAS 36 "Impairment of Assets", mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

     In 1999 and 2000, impairment losses of $340.2 million were recognized (as detailed below) as the recoverable amount of the Company's cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows with primary assumptions detailed below.

       Long Term Gold Price   Discount Rate   Impairment/(Reversal)
Year           US$ oz               %              US$ Million
----   --------------------   -------------   ---------------------
1999           $325                 7%                $223.8
2000           $300                 6%                $116.4
2001           $280                 6%                  $0
2002           $305                 7%                ($37.9)
2003           $340                 7%                ($31.1)
2004           $380                 7%               ($205.7)
2005           $425                 7%                  $0
2006           $500                 7%                  $0

     In 2001, after applying the primary assumptions detailed no further impairment was required.

     In 2002, 2003 and 2004, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, impairment reversals were credited to the income statement in accordance with IAS 36, based on the primary assumption detailed. In 2004, all previous remaining asset impairments were fully reversed to the extent allowed by IAS 36.

     In 2005 and 2006, having applied the same principles as prior years and revisiting critical assumptions, neither impairment reversal nor impairment loss was required to be recognised in accordance with IAS 36.


                                                  41   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

(XI) RESTORATION, REHABILITATION AND ENVIRONMENTAL EXPENDITURE

     In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date.

     The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.2% (2005: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

     When the liability is initially recorded a corresponding asset, which represents future economic benefits, is raised.

     The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement. The carrying amount capitalised is amortised using the units of production method.

     Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.

(XII) LEASES

     Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

     Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

     Penalties paid for early settlement of leases are expensed.

(XIII) RECEIVABLES

     Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is evidence that the Company may not be able to collect all amounts due according to the original terms of receivables.

(XIV) INVESTMENTS

     The Group investments comprise marketable equity securities. The Group classifies its investments as available-for-sale financial assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of balance sheet date.

     Investments are initially recognized at fair value plus transaction costs. Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

     The fair values of quoted securities are based on current bid prices. The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the loss-measured as the difference between the acquisition cost and the current fair value, is removed from equity and recognized in the income statement.


42   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

(XV) BORROWINGS

     Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. In compliance with the provisions of IAS 39, the gold loan (note 18) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment will be by physical delivery of gold ounces.

(XVI) ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company's production is un-hedged, which allows it to take advantage of increases in gold prices.

     Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

     Derivatives that are designated against future production qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement.

     Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

     When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. If the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.

     At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party.

(XVII) SHARE CAPITAL

     Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.


                                                  43   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

(XVIII) SHARE BASED PAYMENTS

     The Group makes equity-settled share-based payments only. There are two types of share-based payments provided by the Group:

     - The Executive Share Plan, which provides benefits to the executives of the Company; and

     - Share issues made to local landowners through Mineral Resources Lihir Limited (MRL).

     The Group provides benefits to employees in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).

     The Group also issues shares under the 2003 Heads of Agreement between the Company and MRL (representing the equity held for the local landowners). These shares are to be potentially issued to MRL and relate to payment for the uninterrupted right to mine under the mining lease. An alternative additional local royalty arrangement is also being considered.

     The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.

     The fair value of share rights granted under the Executive Share Plan is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period.

     The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.

     The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the Company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate.

     The amount recognizable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.

(XIX) REVENUE RECOGNITION

     Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

     (a) the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company;

     (b) the quantity and quality (grade) of the product can be determined with reasonable accuracy;

     (c) the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer);

     (d)  the selling price can be measured reliably;

     (e) it is probable that the economic benefits associated with the transaction will flow to the Company; and

     (f) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

     Sales revenue represents the gross proceeds receivable from the customer.

(XX) INTEREST INCOME

     Interest income is recognised on a time proportion basis using the effective interest rate method.


44   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

(XXI) Cash and cash EQUIVALENTS

     For the purpose of the statement of cash flows and balance sheet, cash includes:

     (a) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

     (b) investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(XXII) EMPLOYEE BENEFITS

     The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually and measured at the amounts expected to be paid when the liabilities are settled having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.

     The Company contributes a portion of the employee's salary package to defined contribution plans for its employees of the employee's individual selection for expatriate employees and the PNG NASFUND for PNG national employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(XXIII) PROVISIONS

     Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(XXIV) DIVIDENDS

     Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's Directors.

(XXV) INCOME TAX

     Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

(XXVI) FOREIGN CURRENCY TRANSLATION

     As the Company's revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the Company's Directors have adopted the US dollar as the Company's measurement and reporting currency.

     Foreign currency transactions (other than US dollars) are initially translated into US currency at the rate of exchange at the date of the transaction. At the date of the balance sheet, amounts payable and receivable in foreign currencies are translated to US dollars at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

     Where a foreign operation has a functional currency other than US dollars, the results and financial position of the foreign operation are translated as follows:

     (a) assets and liabilities are translated at the closing rate at the date of the balance sheet;

     (b) all resulting exchange differences are recognized as a separate component of equity;

     (c) income and expenses are translated at exchange rates at the date of the transactions.


                                                  45   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

(XXVII) SEGMENT REPORTING

     A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments.

     A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments. Within the geographical segment risks associated with sales revenues are different from those associated with assets and liabilities.

(XXVIII) COMPARATIVE FIGURES

     Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(XXIX) ROUNDING OF AMOUNTS

     The Financial Statements have been rounded to the nearest thousand dollars.

(XXX) SIGNIFICANT RISKS AND UNCERTAINTIES

     The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the "Mining Development Contract") with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

(XXXI) CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.

     Key estimates and assumptions made in the preparation of these financial statements are described below:

     Recoverability of long-lived assets

     As set out in note 1(x) certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of $500 may impact the carrying value of long-lived assets should there not be an expected similar decrease in the costs of inputs to the process, either through a reduction in input prices or management corrective action. An increase in the discount rate to 8% may have a similar effect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.


46   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

     Recoverability of non-current ore stockpiles

     As set out in note 1(ix) and note 10 certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% decrease in the spot price of gold, or to the future cost to complete, will not have any effect on the carrying value of non-current ore stockpiles.

     Provision for restoration and rehabilitation obligations

     As set out in note 1(xi) and note 17(c) certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $1.1m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.05% will result in a $1.9m decrease in the liability and in the carrying value of assets.

     Recoverability of deferred tax assets

     See note 1(xxv) and note 9 for key assumptions.

     As noted above, judgments are made in designing and applying the Company's accounting policies, including the above policies and the policy for deferred mining costs, described in note 1(vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure.

NOTE 2: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the 31 December 2006 reporting period. The group is currently considering the impact of the following new and revised standards:

(i)  IFRS 7 Financial Instruments: Disclosures

     IFRS 7 is applicable to annual periods beginning on or after 1 January 2007. The group has not elected to adopt IFRS 7 early.

(ii) IFRS 8 Operating Segments

     IFRS 8 is applicable to annual periods beginning on or after 1 January 2009. The group has not elected to early adopt IFRS 8.

NOTE 3: SPECIAL MINING LEASE

The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.

NOTE 4: REQUIREMENTS REGARDING CASH RESERVES

The Papua New Guinea Central Bank regulations (Foreign Exchange and Gold) generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies.

Under the Mining Development Contract however, the Company has permission to retain funds in foreign currencies to meet its obligations.

NOTE 5: DIVIDEND RESTRICTIONS

The Syndicated Facilities Agreement signed on 15 September 2005 permits the payment of dividends and other distributions only if certain conditions are met. The Company may generally at any time prior to the next calculation date (30 June and 31 December each year with the first Calculation Date being 31 December 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.


                                                  47   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 6: OPERATING PROFIT

                                                        Group                Company
                                                       US $000               US $000
                                                 -------------------   -------------------
                                                   2006       2005       2006       2005
                                                 --------   --------   --------   --------
Operating profit before taxation has been
   determined after crediting/(charging):
SALES AND OTHER REVENUE
Gold sales at spot                                384,363    263,919    384,363    263,919
Realisation of hedging instruments                (59,486)   (25,233)   (59,486)   (25,233)
Gold lease rate fees                                2,765      5,016      2,765      5,016
Fair value losses                                  (1,682)    (5,390)    (1,682)    (5,390)
Realisation of deferred hedging income                661        661        661        661
Realisation of deferred hedging costs             (17,794)   (14,147)   (17,794)   (14,147)
Other revenue                                       1,627         45      1,431         45
                                                 --------   --------   --------   --------
TOTAL REVENUE                                     310,454    224,871    310,258    224,871
                                                 --------   --------   --------   --------
OPERATING EXPENSES
Refining and related costs                           (928)      (751)      (928)      (751)
Royalties on sales                                 (6,356)    (4,862)    (6,356)    (4,862)
Management fees                                        --     (1,125)    (5,263)    (1,125)
Operating consumables                            (124,087)  (108,914)  (124,087)  (108,914)
Contracted services                               (53,953)   (45,944)   (53,953)   (45,944)
Staff costs                                       (42,350)   (33,523)   (38,304)   (33,523)
Mining levy                                        (3,020)    (6,389)    (3,020)    (6,389)
Insurance                                          (6,297)    (4,744)    (6,297)    (4,744)
Air travel                                         (4,979)    (4,896)    (4,508)    (4,896)
Operating lease rentals                            (1,387)      (687)    (1,279)      (687)
Consultants                                        (7,209)    (5,262)    (7,150)    (5,262)
Donations and community assistance                 (8,257)    (5,370)    (8,255)    (5,370)
Net foreign exchange gains/(losses)                (1,212)     1,358     (1,209)     1,358
Provisions for stores stock obsolescence             (817)      (982)      (817)      (982)
Provision for doubtful debts                         (366)      (354)      (366)      (354)
Deferred mining costs                              56,349     25,048     56,349     25,048
Costs deferred and transferred to inventories      19,395     42,128     19,395     42,128
Inventory write-off: Economic grade stockpile          --     (2,920)        --     (2,920)
Profit/(loss) on disposal of assets                    61     (2,492)        61     (2,492)
Other expenses                                     (6,835)   (10,329)    (7,085)   (10,329)
Depreciation and amortisation mine properties     (37,444)   (35,757)   (37,403)   (35,757)
                                                 --------   --------   --------   --------
TOTAL OPERATING EXPENSES                         (229,692)  (206,767)  (230,475)  (206,767)
                                                 --------   --------   --------   --------
FINANCE COSTS
Interest expense on gold loan                      (1,526)      (438)    (1,526)      (438)
Non-cash interest expense on rehabilitation          (671)      (608)      (671)      (608)
Other finance costs                                (4,032)    (2,542)    (3,357)    (2,542)
                                                 --------    -------   --------   --------
TOTAL FINANCE COSTS                                (6,229)    (3,588)    (5,554)    (3,588)
                                                 --------    -------   --------   --------


48   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 7: CASH AND CASH EQUIVALENTS

                                                        Group             Company
                                                       US$000             US$000
                                                  ----------------   ----------------
                                                   2006      2005     2006      2005
                                                  ------   -------   ------   -------
Cash at bank and on hand                          21,408     2,596   17,974     2,596
Short term deposits with financial institutions   25,624   125,240   25,624   125,240
                                                  ------   -------   ------   -------
                                                  47,032   127,836   43,598   127,836
                                                  ------   -------   ------   -------

At 31 December 2006 the effective interest rate on short-term deposits was 5.19% (2005: 4.27%).

These deposits have an average maturity of 1 day (2005: 20 days).

NOTE 8: NET CASH FLOW FROM OPERATING ACTIVITIES

                                                        Group              Company
                                                        US$000              US$000
                                                  -----------------   -----------------
                                                    2006      2005      2006      2005
                                                  -------   -------   -------   -------
Reconciliation of cash flow from operating
   activities to operating profit after tax
OPERATING PROFIT AFTER TAX                         53,837     9,788    53,600     9,788
Add back non-cash items:
   Depreciation and amortization                   37,444    35,757    37,403    35,757
   Fair value losses                                1,682     5,390     1,682     5,390
   Amortisation of deferred hedging income           (661)     (661)     (661)     (661)
   Amortisation of deferred hedging costs          17,795    14,147    17,795    14,147
   Provision for doubtful debts                       366       354       366       354
   (Profit)/loss on disposal of assets                (61)    2,492       (61)    2,492
Change in operating assets and liabilities:
   Increase in provision for income taxes
      payable                                         340     1,295        --     1,295
   Increase in provision for deferred income
      tax                                          21,792     4,654    22,018     4,654
   (Increase)/decrease in debtors and
      prepayments                                     131       689    (2,657)      689
   Increase in inventories                        (19,819)  (46,762)  (19,819)  (46,762)
   Increase in deferred mining costs              (56,349)  (25,048)  (56,349)  (25,048)
   Increase/(decrease) in creditors                  (722)    5,029      (100)    5,029
   Increase in provisions                           2,915     2,418     2,426     2,418
                                                  -------   -------   -------   -------
NET CASH FLOW FROM OPERATING ACTIVITIES            58,690     9,542    55,643     9,542
                                                  -------   -------   -------   -------


                                                  49   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 9: INCOME TAX

Income tax expense for the year has been calculated as follows:

                                                                       Group           Company
                                                                      US$ 000          US$ 000
                                                                  --------------   --------------
                                                                   2006     2005    2006     2005
                                                                  ------   -----   ------   -----
INCOME TAX EXPENSE
Current tax                                                          311   1,295       --   1,295
                                                                  ------   -----   ------   -----
Under/(over) provided in prior years                                  29      --       --      --
                                                                  ------   -----   ------   -----
                                                                     340   1,295       --   1,295
Deferred tax                                                      23,327   4,654   23,439   4,654
Under/(over) provided in prior years                              (1,536)     --   (1,421)     --
                                                                  ------   -----   ------   -----
                                                                  21,792   4,654   22,018   4,654
                                                                  ------   -----   ------   -----
TOTAL INCOME TAX EXPENSE                                          22,132   5,949   22,018   5,949
                                                                  ------   -----   ------   -----

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:

                                                                       Group            Company
                                                                      US$ 000           US$ 000
                                                                  ---------------   ---------------
                                                                   2006     2005     2006     2005
                                                                  ------   ------   ------   ------
Profit before tax                                                 75,969   15,737   75,618   15,737
Prima facie income tax expense on operating profit at 30%         22,791    4,721   22,685    4,721
Tax effect of amounts which are not deductible (taxable) in
calculating taxable income
- Expenses not deductible for tax purposes                           922        8      829        8
- Section 72A double deductions                                      (75)     (75)     (75)     (75)
                                                                  ------   ------   ------   ------
                                                                  23,638    4,654   23,439    4,654
Under/(over) provided in prior years                              (1,506)   1,295   (1,421)   1,295
                                                                  ------   ------   ------   ------
TAX EXPENSE/(BENEFIT)                                             22,132    5,949   22,018    5,949
                                                                  ------   ------   ------   ------


50   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 9: INCOME TAX (CONTINUED)

                                                                        Group               Company
                                                                       US$ 000              US$ 000
                                                                  -----------------   ------------------
                                                                    2006      2005      2006      2005
                                                                  -------   -------   -------   --------
DEFERED INCOME TAX
Deferred tax assets:
- Deferred tax asset to be recovered within 12 months              20,658    14,268    20,517     14,268
- Deferred tax asset to be recovered after more than 12 months    154,311   138,580   154,271    138,580
                                                                  -------   -------   -------   --------
                                                                  174,969   152,848   174,788    152,848
                                                                  -------   -------   -------   --------
Deferred tax liabilities:
- Deferred tax liabilities to be recovered within 12 months        (4,416)   (6,538)   (4,416)    (6,538)
- Deferred tax liabilities to be recovered after more than
  12 months                                                       (84,327)  (58,571)  (84,266)   (58,571)
                                                                  -------   -------   -------   --------
                                                                  (88,743)  (65,109)  (88,682)   (65,109)
                                                                  -------   -------   -------   --------
The gross movement of the deferred tax account is as follows:
Balance at beginning of year                                       87,739    84,812    87,739     84,812
Credited/(charged) to the income statement                        (21,792)   (5,949)  (22,018)    (5,949)
Tax charged to equity                                              20,279     8,876    20,385      8,876
                                                                  -------   -------   -------   --------
BALANCE AT END OF YEAR                                             86,226    87,739    86,106     87,739
                                                                  -------   -------   -------   --------

The Group has a legally enforceable right to offset deferred income tax assets and liabilities and current tax assets against current tax liabilities where levied by the same taxation authority.

MOVEMENTS IN DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES:

                                             Provisions
                                              of assets   Derivatives   Tax losses   Other    Total
                                             ----------   -----------   ----------   -----   -------
Deferred tax assets:
At 1 January 2006                               6,185        78,952       65,613       508   151,258
Credited/(charged) to the income statement        898           505          231      (159)    1,475
Credited/(charged) to equity                        7        20,385            9        --    20,401
                                                -----        ------       ------      ----   -------
AT 31 DECEMBER 2006                             7,090        99,842       65,853       349   173,134
                                                -----        ------       ------      ----   -------

                                             Accelerated tax   Consumable   Deferred    Prepaid
                                              depreciation       stores      mining    insurance   Other    Total
                                             ---------------   ----------   --------   ---------   -----   -------
Deferred tax liabilities:
At 1 January 2006                                (30,976)        (4,824)    (27,594)     (125)        --   (63,519)
Charged/(credited) to the income statement        (8,791)         2,413     (16,905)      (46)        62   (23,267)
Charged/(credited) to equity                          --             --          --        --       (122)     (122)
                                                 -------         ------     -------      ----       ----   -------
AT 31 DECEMBER 2006                              (39,767)        (2,411)    (44,499)     (171)       (60)  (86,908)
                                                 -------         ------     -------      ----       ----   -------

Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely.


                                                  51   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS

                                                                        Group              Company
                                                                       US$ 000             US$ 000
                                                                  -----------------   -----------------
                                                                    2006      2005      2006      2005
                                                                  -------   -------   -------   -------
Current assets
- Forward contracts                                                   269       543       269       543
                                                                  -------   -------   -------   -------
                                                                      269       543       269       543
                                                                  -------   -------   -------   -------
Non-current assets
- Forward contracts                                                 2,419     4,236     2,419     4,236
                                                                  -------   -------   -------   -------
                                                                    2,419     4,236     2,419     4,236
                                                                  -------   -------   -------   -------
Current liabilities
- Forward contracts                                                35,984    36,531    35,984    36,531
- Call options sold                                                25,553     4,262    25,553     4,262
                                                                  -------   -------   -------   -------
                                                                   61,537    40,793    61,537    40,793
                                                                  -------   -------   -------   -------
Non-current liabilities
- Forward contracts                                               251,745   192,224   251,745   192,224
- Call options sold                                                22,209    34,933    22,209    34,933
                                                                  -------   -------   -------   -------
                                                                  273,954   227,157   273,954   227,157
                                                                  -------   -------   -------   -------

The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Company policy to engage in speculative hedging activities.

In September 2005 a gold loan of 480,000 ounces was negotiated as part of new Syndicated Finance Facility (note 18). These negotiations also included an overall restructure of the hedge book that culminated in a reduction of hedge commitments of 470,830 ounces, an increase in the overall hedge book strike price, along with a substantial portion of the Company's remaining hedge commitments deferred to later years. As at 31 December 2006 the Company's hedge book commitments amounted to 1,001,000 ounces as shown in the following summary:

                                           Put              Call
                  Forward Sales      Options Bought      Options Sold
                -----------------   ----------------   ----------------
                 Ounces    Price     Ounces    Price     Ounces    Price
                -------   -------   -------   -------   -------   -------
0 - 3 months     47,500   $327.56    19,000   $315.00    19,000   $307.00
3 - 6 months     10,000   $339.40    19,000   $315.00    19,000   $307.00
6 - 9 months     15,000   $326.40    19,000   $315.00    19,000   $307.00
9 - 12 months    42,500   $333.20    19,000   $315.00    19,000   $307.00
2008            145,000   $327.12        --   $  0.00        --   $  0.00
2009(1)         240,000   $371.67        --   $  0.00        --   $  0.00
2010(1)         240,000   $371.67        --   $  0.00        --   $  0.00
2011(1)         120,000   $371.67    13,000   $375.00    13,000   $375.00
2012                 --   $  0.00    26,000   $375.00    26,000   $375.00
2013                 --   $  0.00    26,000   $375.00    26,000   $375.00
                -------   -------   -------   -------   -------   -------
                860,000   $358.62   141,000   $342.66   141,000   $338.35
                -------   -------   -------   -------   -------   -------

(1) The gross price for the forwards in these years is shown. The price net of fees is $350.00.


52   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Forward sales are transactions against which the Company will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

Bought put options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option at the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.

Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price.

Gold lease rate swaps against hedges entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.

The Company does not enter into hedging transactions that have provisions for margin calls.

The minimum total revenue generated from these programs will be $356 million (2005: $424 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2006 of $633.80 (2005: $517.38) per ounce would be $634 million (2005: $625 million).

On 31 December 2006, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $633.80 (2005: $517.38), was $332.80 million out-of-the-money (2005: $263.20 million out-of-the-money). At the spot price plus 10% ($697.18) the estimated fair value would be approximately $396 million out-of-the-money. Conversely at the spot price less 10% ($570.42) the estimated fair value would be $269 million out-of-the-money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2006 included revaluation costs relating to ineffective hedges of $1.7 million (2005: costs of $5.4 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2005 lease rates had declined near historical low levels. The cost of $1.7 million (2005: cost of $5.4 million) has arisen due to lease rates rising in 2005 and 2006 from the 2004 low levels.

The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2006, shareholders equity included a hedging fair value reserve of negative $256.1 million after tax (2005: negative $225.7 million).

The estimated net amount of gains/(losses) contained in the fair value reserves which are expected to be reclassified to earnings within the next 12 months are as follows:

                                          Group              Company
                                         US$ 000             US$ 000
                                   -----------------   -----------------
                                     2006      2005      2006      2005
                                   -------   -------   -------   -------
Forward contracts                  (63,153)  (53,476)  (63,153)  (53,476)
Deferred hedging gains               1,930     1,965     1,930     1,965
Deferred taxation                   17,876    12,075    17,876    12,075
                                   -------   -------   -------   -------
                                   (43,347)  (39,436)  (43,347)  (39,436)
                                   -------   -------   -------   -------


                                                  53   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 11: INVENTORIES

                                          Group             Company
                                         US$ 000            US$ 000
                                   -----------------   -----------------
                                     2006      2005      2006      2005
                                   -------   -------   -------   -------
CURRENT
Stores                              47,636    43,567    47,636    43,567
Less: provision for obsolescence    (6,116)   (5,299)   (6,116)   (5,299)
                                   -------   -------   -------   -------
                                    41,520    38,268    41,520    38,268
Production work in progress          2,094     2,824     2,094     2,824
Finished goods                       4,804     4,584     4,804     4,584
Ore stockpiles                      26,877    36,036    26,877    36,036
                                   -------   -------   -------   -------
                                    75,295    81,712    75,295    81,712
                                   -------   -------   -------   -------
NON-CURRENT
Ore stockpiles                     141,730   115,494   141,730   115,494
                                   -------   -------   -------   -------
                                   141,730   115,494   141,730   115,494
                                   -------   -------   -------   -------

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next twelve months. An amount of $7.184 million of high grade stockpiles is included in non-current ore stockpiles for 2006. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.

Finished goods inventory is stated at the lower of cost and net realisable value.


54   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 12: RECEIVABLES

                                                   Group            Company
                                                  US$ 000           US$ 000
                                              ---------------   ---------------
                                               2006     2005     2006     2005
                                              ------   ------   ------   ------
CURRENT
Other amounts receivable from third parties    7,586    7,926    7,180    7,926
Less: provision for doubtful debts            (2,945)  (2,579)  (2,945)  (2,579)
                                              ------   ------   ------   ------
                                               4,641    5,347    4,235    5,347
                                              ------   ------   ------   ------
NON-CURRENT
Other debtors - related parties(1)                --       --    1,661       --
Other amounts receivable from third parties      400      476      400      476
                                              ------   ------   ------   ------
                                                 400      476    2,061      476
                                              ------   ------   ------   ------

(1) The Company currently has a loan to Lihir Services Australia Pty Limited, a 100% owned subsidiary. This loan is for the funding of the corporate office and has no fixed repayment terms.

NOTE 13: DEFERRED MINING COSTS

                                                    Group             Company
                                                   US$ 000            US$ 000
                                              ----------------   ------------------
                                                2006     2005      2006      2005
                                              -------   ------   -------   --------
NON-CURRENT
Deferred mining costs                         148,330   91,981   148,330    91,981
                                              -------   ------   -------    ------
                                              148,330   91,981   148,330    91,981
                                              -------   ------   -------    ------
Tonnes deferred (000's tonnes)                 72,089   46,041    72,089    46,041
Strip ratio                                      2.91     2.91      2.91      2.91

The unit cost rate for the deferred tonnes is $2.06 (2005: $2.00).


                                                  55   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 13: DEFERRED MINING COSTS (CONTINUED)

                                                  Group                Company
                                                 US$ 000               US$ 000
                                           -------------------   -------------------
                                             2006       2005       2006       2005
                                           --------   --------   --------   --------
Movements
Carrying amount at start of year             91,981     66,933     91,981     66,933
- Overburden costs attributed to ore
  mined during the period (cash)            (42,227)   (50,782)   (42,227)   (50,782)
- Overburden costs attributed to ore
  mined during the period (non-cash)         (5,667)    (7,698)    (5,667)    (7,698)
- Total costs of material mined during
  the period (cash)                          91,908     72,533     91,908     72,533
- Total costs of material mined during
  the period (non-cash)                      12,335     10,995     12,335     10,995
                                            -------    -------    -------    -------
CARRYING AMOUNT AT END OF YEAR              148,330     91,981    148,330     91,981
                                            -------    -------    -------    -------

NOTE 14: MINE PROPERTIES

                                                  Group                Company
                                                 US$ 000               US$ 000
                                           -------------------   -------------------
                                             2006       2005       2006       2005
                                           --------   --------   --------   --------
Capital Works in Progress
Cost brought forward                         66,895     65,966     66,895     65,966
Additions                                   180,711     99,492    180,711     99,492
Transfers                                   (42,587)   (98,563)   (42,587)   (98,563)
                                           --------   --------   --------   --------
COSTS CARRIED FORWARD                       205,019     66,895    205,019     66,895
                                           --------   --------   --------   --------
Plant and Equipment
Cost brought forward                        670,024    620,652    670,024    620,652
Transfers from capital works in progress     26,747     55,437     26,747     55,437
Additions                                     7,003         --      5,161        --
Disposals                                    (2,544)    (6,065)    (2,544)    (6,065)
                                           --------   --------   --------   --------
COST CARRIED FORWARD                        701,230    670,024    699,388    670,024
Depreciation brought forward               (225,568)  (202,284)  (225,568)  (202,284)
Charge for the year                         (24,463)   (27,005)   (24,422)   (27,005)
Disposals                                     2,513      3,721      2,513      3,721
                                           --------   --------   --------   --------
DEPRECIATION CARRIED FORWARD               (247,518)  (225,568)  (247,477)  (225,568)
                                           --------   --------   --------   --------
NET BOOK VALUE                              453,712    444,456    451,911    444,456
                                           --------   --------   --------   --------


56   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 14: MINE PROPERTIES (CONTINUED)

                                                  Group                Company
                                                 US $000               US $000
                                           -------------------   -------------------
                                             2006       2005       2006       2005
                                           --------   --------   --------   --------
Land and Buildings
Cost brought forward                        117,697     80,132    117,697     80,132
Transfers from capital works in progress      1,107     37,565      1,107     37,565
                                            -------    -------    -------    -------
COST CARRIED FORWARD                        118,804    117,697    118,804    117,697
Depreciation brought forward                (25,280)   (22,824)   (25,280)   (22,824)
Charge for the year                          (3,075)    (2,456)    (3,075)    (2,456)
                                            -------    -------    -------    -------
DEPRECIATION CARRIED FORWARD                (28,355)   (25,280)   (28,355)   (25,280)
                                            -------    -------    -------    -------
NET BOOK VALUE                               90,449     92,417     90,449     92,417
                                            -------    -------    -------    -------
Deferred Expenditure
Cost brought forward                        277,342    271,781    277,342    271,781
Transfers from capital works in progress     14,733      5,561     14,733      5,561
Disposals                                    (1,182)        --     (1,182)        --
                                            -------    -------    -------    -------
COST CARRIED FORWARD                        290,893    277,342    290,893    277,342
Depreciation brought forward                (84,595)   (78,346)   (84,595)   (78,346)
Charge for the year                          (9,773)    (6,249)    (9,773)    (6,249)
                                            -------    -------    -------    -------
Disposals                                     1,182         --      1,182         --
                                            -------    -------    -------    -------
DEPRECIATION CARRIED FORWARD                (93,186)   (84,595)   (93,186)   (84,595)
                                            -------    -------    -------    -------
NET BOOK VALUE                              197,707    192,747    197,707    192,747
                                            -------    -------    -------    -------
Rehabilitation
Cost brought forward                          6,207      6,242      6,207      6,242
Additions/(deductions)                          616        (35)       616        (35)
                                            -------    -------    -------    -------
COST CARRIED FORWARD                          6,823      6,207      6,823      6,207
Amortisation brought forward                 (2,376)    (2,329)    (2,376)    (2,329)
Charge for the year                            (133)       (47)      (133)       (47)
                                            -------    -------    -------    -------
AMORTISATION CARRIED FORWARD                 (2,509)    (2,376)    (2,509)    (2,376)
                                            -------    -------    -------    -------
NET BOOK VALUE                                4,314      3,831      4,314      3,831
                                            -------    -------    -------    -------
TOTAL MINE PROPERTIES                       951,201    800,346    949,400    800,346
                                            -------    -------    -------    -------

Included in Capital works in progress is capitalised interest and financing costs of $0.7 million (2005: $1.8 million), a reduction of $1.1 million. The reduction reflects interest earned on these applied funds. A portion of the gold loan draw down was applied to the construction of the flotation plant (refer note 18).


                                                  57   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 15: AVAILABLE-FOR-SALE FINANCIAL ASSETS

For the purposes of accounting classification, until such time as the Company has significant influence or power to govern the financial and operating policies of Ballarat Goldfields NL (BGF), the investment in BGF is defined and classified as an available-for-sale asset.

As part of the merger proposal between Lihir Gold Limited and BGF, Lihir Australian Holdings Ltd (LAH) agreed to undertake a placement of 149 million fully paid ordinary shares at an issue price of A$0.28 per share. These equity securities are carried at fair value. The investment represents an 11% interest in BGF. As at balance sheet date, the Lihir group had no power to participate in the financial and operating policy decisions of BGF.

                                                  Group                Company
                                                 US $000               US $000
                                           -------------------   -------------------
                                             2006       2005       2006       2005
                                           --------   --------   --------   --------
Other listed securities:
Equity securities                            33,001         --         --         --
                                            -------    -------    -------    -------
                                             33,001         --         --         --
                                            -------    -------    -------    -------

NOTE 16: ACCOUNTS PAYABLE

                                                  Group                Company
                                                 US $000               US $000
                                           -------------------   -------------------
                                             2006       2005       2006       2005
                                           --------   --------   --------   --------
CURRENT
Trade creditors and accruals                 46,140     33,950     45,189     33,950
Amounts payable to related parties               --        476        123        476
Other payables                                  427        265         --        265
                                            -------    -------    -------    -------
                                             46,567     34,691     45,312     34,691
                                            -------    -------    -------    -------
NON-CURRENT
Amounts payable to related parties(1)            --         --     54,846     53,445
                                            -------    -------    -------    -------
                                                 --         --     54,846     53,445
                                            -------    -------    -------    -------

----------
(1) Amounts payable are provided interest free with no fixed terms for repayment.


58   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 17: PROVISIONS

                                   Group            Company
                                  US$ 000           US$ 000
                              ---------------   ---------------
                               2006     2005     2006     2005
                              ------   ------   ------   ------
CURRENT
Employee provisions            6,427    5,349    5,967    5,349
                              ------   ------   ------   ------
                               6,427    5,349    5,967    5,349
                              ------   ------   ------   ------
NON-CURRENT
Employee provisions            3,164    2,616    3,135    2,616
Rehabilitation provision      11,097    9,808   11,097    9,808
                              ------   ------   ------   ------
                              14,261   12,424   14,232   12,424
                              ------   ------   ------   ------

(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

                                  Group          Company
                                 US$ 000         US$ 000
                              -------------   -------------
                               2006    2005    2006    2005
                              -----   -----   -----   -----
Employee provisions current
Annual leave                  2,883   2,427   2,727   2,427
Sick leave                      625     559     625     559
Service bonus                 1,267   2,092   1,267   2,092
Short term incentives         1,207     193     903     193
Long service leave current      445      78     445      78
                              -----   -----   -----   -----
                              6,427   5,349   5,967   5,349
                              -----   -----   -----   -----

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight/monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company.

The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.


                                                  59   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 17: PROVISIONS (CONTINUED)

(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

                                               Group           Company
                                              US$ 000          US$ 000
                                           -------------   -------------
                                            2006    2005    2006     2005
                                           -----   -----   -----   -----
Employee provisions non-current
Long service leave                         2,188   2,192   2,159   2,192
Service bonus                                976     424     976     424
                                           -----   -----   -----   -----
                                           3,164   2,616   3,135   2,616
                                           -----   -----   -----   -----

(c) Movements in each class of provision during the financial year, other than employee benefits, are set out below:

                                                Group            Company
                                               US$ 000           US$ 000
                                           ---------------   ---------------
                                            2006     2005     2006     2005
                                           ------   ------   ------   ------
Rehabilitation provision
Carrying amount at start of year            9,808    9,235    9,808    9,235
- additional/(reduction in) provision
  for changes in estimated cash outflows      414   (1,868)     414   (1,868)
- additional provision due to ground
  disturbance                                 204      451      204      451
- life of mine variation                       --    1,382       --    1,382
- interest charge                             671      608      671      608
                                           ------    -----   ------    -----
CARRYING AMOUNT AT END OF YEAR             11,097    9,808   11,097    9,808
                                           ------    -----   ------    -----

NOTE 18: BORROWINGS AND FINANCE FACILITIES

                                                 Group              Company
                                                US$ 000             US$ 000
                                           -----------------   -----------------
                                             2006      2005      2006      2005
                                           -------   -------   -------   -------
CURRENT
Project financing facility                  26,940        --    26,940        --
Ballarat Goldfields facility                35,595        --        --        --
                                           -------   -------   -------   -------
                                            62,535        --    26,940        --
                                           -------   -------   -------   -------

NON-CURRENT
Project financing facility                 218,580   215,520   218,580   215,520
                                           -------   -------   -------   -------
                                           218,580   215,520   218,580   215,520
                                           -------   -------   -------   -------


60   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 18: BORROWINGS AND FINANCE FACILITIES (CONTINUED)

(a) Project Financing Facility

A Syndicated Finance Facility, signed on 15 September 2005, is a facility of two parts, both parts underwritten by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven banks:
Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe Generale, WestLB AG, and Westpac Banking Corporation.

The first part is a $50 million revolving credit facility. The revolving credit facility can be repaid at any time during the term of the facility which ends on 30 June 2011. The amount of this facility drawn down at 31 December 2006 is $30 million.

Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to note 5).

The second part is a 480,000 ounce gold loan facility fully drawn down on 15 September 2005 generating funds of $215.52 million at the draw down price of $449.00.

The gold loan delivery schedule is:

Delivery (in ounces)   First Quarter   Second Quarter   Third Quarter   Fourth Quarter   Full Year
--------------------   -------------   --------------   -------------   --------------   ---------
        2007                   --              --           30,000          30,000         60,000
        2008               30,000          30,000           15,000          25,000        100,000
        2009               50,000          35,000           30,000          15,000        130,000
        2010               40,000          25,000           15,000          20,000        100,000
        2011               40,000          50,000               --              --         90,000

In compliance with IAS 39, the gold loan is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment is by physical delivery of gold ounces.

Gold lease rate swaps apply to the entire 480,000 ounce gold facility and entitle the Company to receive a floating rate allowance, used in the determination of the transaction price, in exchange for an obligation to pay a fixed rate, where repayment occurs on a periodic basis. Net gold lease rate swaps paid in ounces are recorded as finance costs.

Interest applicable to the facility is paid in ounces, is valued at cost of sales, and is either capitalised to the extent that the funds are applied to the construction of the flotation plant, or is expensed.


                                                  61   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 18: BORROWINGS AND FINANCE FACILITIES (CONTINUED)

(b) Ballarat Goldfields Facility

On 17 October 2006, Lihir Australian Holdings Pty Limited (LAH) entered into a Facility Agreement with a bank. The bank has agreed to make available to LAH a cash advance up to a maximum amount of $50 million. The facility has been split into two tranches specifically for the following approved purposes:

Tranche A) A$45 million to finance the acquisition of Ballarat Goldfields NL shares under the Private Placement pursuant to the Share Subscription agreement (note 14) including associated transaction costs, interest and fees in relation to the facility and any transaction costs associated with the merger;

Tranche B) an amount of A$5 million to be made available to cover expenses following successful completion of the merger.

The facility has a maturity date of 364 days from execution of the agreement. The bank has secured a charge over the investment in Ballarat Goldfields NL.

A separate Parent Representation and Undertaking Agreement were executed between Lihir Gold Limited and the bank on 17 October 2006. This agreement requires Lihir Gold Limited to advise the bank within six months in respect of plans for repayment.

The amount of this facility drawn at 31 December 2006 was A$45 million (US$35.6 million).

                                     GROUP

                                  Ballarat              Revolving                       Revolving
                                 Goldfields    Gold       Credit               Gold       Credit
                                  Facility     Loan      Facility    Total     Loan      Facility    Total
                                   US $000    US $000    US $000    US $000   US $000    US $000    US $000
Repayment Maturity                  2006       2006        2006      2006      2005        2005      2005
------------------               ----------   -------   ---------   -------   -------   ---------   -------
Current
Less than one year                 35,595      26,940        --      62,535        --         --         --
                                   ------     -------    ------     -------   -------        ---    -------
Non-current
Between one and two years              --      44,900        --      44,900    26,940         --     26,940
Between two and three years            --      58,370        --      58,370    44,900         --     44,900
In excess of three years               --      85,310    30,000     115,310   143,600         --    143,600
                                   ------     -------    ------     -------   -------        ---    -------
                                       --     188,580    30,000     218,580   215,520         --    215,520
                                   ------     -------    ------     -------   -------        ---    -------
TOTAL                              35,595     215,520    30,000     281,115   215,520         --    215,520
                                   ------     -------    ------     -------   -------        ---    -------
Weighted average interest rate        8.1%        2.6%      7.3%        2.3%      2.0%        --        2.0%


62   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 19: SHARE CAPITAL

                                         Group                  Company
                                         US$ 000                US$ 000
                                 ---------------------   ---------------------
                                    2006        2005        2006        2005
                                 ---------   ---------   ---------   ---------
(a) Issued and paid up capital
Ordinary shares
Opening balance                  1,027,504   1,027,504   1,027,504   1,027,504
Shares reclassified as
   treasury shares (1)                (435)         --          --          --
                                 ---------   ---------   ---------   ---------
CLOSING BALANCE                  1,027,069   1,027,504   1,027,504   1,027,504
                                 ---------   ---------   ---------   ---------

                                 Number of shares '000   Number of shares '000
                                 ---------------------   ---------------------
                                    2006        2005        2006        2005
                                 ---------   ---------   ---------   ---------
(b) Issued and paid up capital
Opening balance                  1,284,225   1,284,225   1,284,225   1,284,225
Shares reclassified as
   treasury shares                    (176)         --          --          --
                                 ---------   ---------   ---------   ---------
CLOSING BALANCE                  1,284,049   1,284,225   1,284,225   1,284,225
                                 ---------   ---------   ---------   ---------

The Company's securities consist of ordinary, restricted executive and class B shares. Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

The Treasury restricted executive shares are shares purchased for the Long Term Incentive plan (see note 32 Share Based Payments).

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.

(1) On consolidation, shares held under the Lihir Executive Share Plan are offset against share based payments reserve.


                                                  63   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 20: RESERVES AND RETAINED PROFITS

                                                                 Group                Company
                                                                US$ 000               US$ 000
                                                          -------------------   -------------------
                                                            2006       2005       2006       2005
                                                          --------   --------   --------   --------
(a) Reserves
Hedging reserve - cash flow hedges                        (256,123)  (225,692)  (256,123)  (225,692)
Share based payments reserve                                 5,421         --      5,537         --
Fair value reserve                                              17         --         --         --
Foreign currency translation reserve                            (4)        --         --         --
                                                          --------   --------   --------   --------
                                                          (250,689)  (225,692)  (250,586)  (225,692)
                                                          --------   --------   --------   --------
MOVEMENTS:
Hedging reserve - cash flow hedges
   Balance 1 January                                      (225,692)  (162,153)  (225,692)  (162,153)
   Forward contracts                                       (40,563)   (65,119)   (40,563)   (65,119)
   Call options sold                                        (9,478)    (1,593)    (9,478)    (1,593)
   Deferred hedging gains/(losses)                            (774)    (5,703)      (774)    (5,703)
   Deferred taxation                                        20,384      8,876     20,384      8,876
                                                          --------   --------   --------   --------
   Balance 31 December                                    (256,123)  (225,692)  (256,123)  (225,692)
                                                          --------   --------   --------   --------
Share based payments reserve
   Balance 1 January                                            --         --         --         --
   Share rights expensed                                     5,543         --      5,537         --
   Deferred taxation                                          (122)        --         --         --
                                                          --------   --------   --------   --------
   Balance 31 December                                       5,421         --      5,537         --
                                                          --------   --------   --------   --------
Fair value reserve
   Balance 1 January                                            --         --         --         --
   Treasury share mark-market revaluation                       17         --         --         --
                                                          --------   --------   --------   --------
   Balance 31 December                                          17         --         --         --
                                                          --------   --------   --------   --------
Foreign currency translation reserve
   Balance 1 January                                            --         --         --         --
   Currency translation differences arising during the
      year                                                     (13)        --         --         --
   Deferred taxation                                             9         --         --         --
                                                          --------   --------   --------   --------
   Balance 31 December                                          (4)        --         --         --
                                                          --------   --------   --------   --------
(b) Retained Profits

Movements in retained profits/(losses) were as follows:
   Balance 1 January                                       (18,340)   (28,128)   (18,340)   (28,128)
   Net profit for the year                                  53,837      9,788     53,600      9,788
                                                          --------   --------   --------   --------
   Balance 31 December                                      35,497    (18,340)    35,260    (18,340)
                                                          --------   --------   --------   --------


64   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 21: REMUNERATION AND BENEFITS

(a) Directors' remuneration, including the value of benefits received during the year:

                                                Group         Company
                                               US$000         US$000
                                            ------------   ------------
                                            2006    2005    2006   2005
                                            -----   ----   -----   ----
Ross Garnaut                                  210    122     210    122
Winifred Kamit                                 70     44      70     44
Geoff Loudon                                   70     44      70     44
Peter Cassidy                                  70     44      70     44
Neil Swan (resigned 1 October 2005)            --    476      --    476
Arthur Hood (appointed 1 October 2005)      1,064    121   1,064    121
Bruce Brook (appointed 4 December 2005)        70      3      70      3
John O'Reilly (resigned 31 December 2006)      70      4      70      4

Mr Arthur Hood also participates in the Lihir Executive Share Plan (LESP). On 24 October 2006 the Board determined that a total of 176,071 share rights granted for the 2005/2006 long term incentive vest after considering the performance of Mr Hood against three of the four tranches of performance conditions. On 24 November 2006 Mr Hood exercised these share rights. Under the LESP Mr Hood is unable to trade in these shares for a period of 4 years from the effective date of grant (15 September January 2005). See note 32 for further information.

On 24 October 2006 the Remuneration and Nomination Committee resolved that, subject to approval by the Company's shareholders at the Annual General Meeting to be held in April 2007, the Managing Director is granted 136,530 share rights under the LESP on the terms and conditions of the LESP. See note 32 for further information on the terms and conditions.

(b) Key management personnel compensation

                                   Group          Company
                                   US$000         US$000
                               -------------   ------------
                                2006    2005    2006   2005
                               -----   -----   -----   ----
Short-term employee benefits   2,227   2,750   2,227   2,750
Post-employment benefits         178     293     178     293
Termination benefits           1,106      --   1,106      --
Share-based payments             885      --     885      --
                               -----   -----   -----   -----
                               4,396   3,043   4,396   3,043
                               -----   -----   -----   -----


                                                  65   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 21: REMUNERATION AND BENEFITS (CONTINUED)

(c) The number of employees, not including Directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2006 fall into the following bands:

                                Number of employees
Remuneration and benefit band   -------------------
             US$                    2006   2005
-----------------------------       ----   ----
$ 30,001-$ 40,000                    48     11
$ 40,001-$ 50,000                    25      7
$ 50,001-$ 60,000                    17      6
$ 60,001-$ 70,000                    14      2
$ 70,001-$ 80,000                     7      3
$ 80,001-$ 90,000                    11      4
$ 90,001-$100,000                     8      5
$100,001-$110,000                     7     10
$110,001-$120,000                    10      4
$120,001-$130,000                     6      9
$130,001-$140,000                     7      5
$140,001-$150,000                     5      9
$150,001-$160,000                     5      7
$160,001-$170,000                     6      6
$170,001-$180,000                     6      7
$180,001-$190,000                     8     --
$190,001-$200,000                     2      3
$200,001-$210,000                     1      3
$210,001-$220,000                     5      3
$220,001-$230,000                    --      2
$230,001-$240,000                     3      1
$240,001-$250,000                     1      1
$260,001-$270,000                     1     --
$270,001-$280,000                     1     --
$280,001-$290,000                     1      1
$320,001-$330,000                     1     --
$390,001-$400,000                    --      1
$450,001-$460,000                     1     --
$470,001-$480,000                    --      1
$700,001-$710,000                     1     --


66   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 22: RETIREMENT BENEFITS

Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee's base salary. Contributions made during the year amounted to $1,120,623 (2005: $768,492). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $982,915 (2005: $880,622). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

NOTE 23: AUDITOR'S REMUNERATION

During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

                                                     Group        Company
                                                     US$000        US$000
                                                  -----------   -----------
                                                  2006   2005   2006   2005
                                                  ----   ----   ----   ----
(a) Assurance services
Audit services
   PricewaterhouseCoopers, PNG Firm                340    249    340    189
   PricewaterhouseCoopers, Other Overseas Firms    115    105    115    105
                                                   ---    ---    ---    ---
TOTAL REMUNERATION FOR AUDIT SERVICES              455    354    455    294
Other assurance services
   PricewaterhouseCoopers, PNG Firm                 58     52     58     52
   PricewaterhouseCoopers, Other Overseas Firms     54     59     54     59
                                                   ---    ---    ---    ---
TOTAL REMUNERATION FOR OTHER ASSURANCE SERVICES    112    111    112    111
                                                   ---    ---    ---    ---
TOTAL REMUNERATION FOR ASSURANCE SERVICES          567    465    567    405
                                                   ---    ---    ---    ---
(b) Taxation services
   PricewaterhouseCoopers                           79    129     77    103
                                                   ---    ---    ---    ---
TOTAL REMUNERATION FOR TAXATION SERVICES            79    129     77    103
                                                   ---    ---    ---    ---


                                                  67   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 24: CAPITAL AND LEASING COMMITMENTS

Operating lease commitments

Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

                                                      Group          Company
                                                     US$ 000         US$ 000
                                                  -------------   -------------
                                                   2006    2005    2006    2005
                                                  -----   -----   -----   -----
Payable
- not later than 1 year                             971     356     356     356
- later than 1 year but not later than 2 years      749     356     214     356
- later than 2 years but not later than 5 years   1,302     546     499     546
- later than 5 years                              2,327   2,494   2,327   2,494
                                                  -----   -----   -----   -----
                                                  5,349   3,752   3,396   3,752
                                                  -----   -----   -----   -----

The major operating leases relate to the lease of 6 Caterpillar 785B haul trucks ($3.2 million until December 2025) and corporate building leases of $1.9 million through to mid 2009.

Capital expenditure commitments

                                                       Group            Company
                                                      US$ 000           US$ 000
                                                  ---------------   ---------------
                                                   2006     2005     2006     2005
                                                  ------   ------   ------   ------
Capital expenditure commitments contracted for:
Payable
- not later than one year                         68,264   86,287   68,064   86,287
                                                  ------   ------   ------   ------
                                                  68,264   86,287   68,064   86,287
                                                  ------   ------   ------   ------

The major items of capital commitment are: Flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million).


68   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 25: CONTINGENT LIABILITIES

Claims

A wholly owned subsidiary, Niugini Mining Limited ("NML"), has been subject to claims originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims related to activities of NML that are alleged to have taken place before NML was acquired by the Company. One of the claims was dismissed by the National Court of Papua New Guinea in November 2004 for want of prosecution. On 21 July 2006, the National Court of PNG dismissed the remaining claim, which was brought by Joe Bumbandy for himself and on behalf of the Customary Landowners of Mt Victor Gold Mine Area, on the basis of its being dormant. On 30 August 2006, the plaintiffs appealed against the decision to the Supreme Court of PNG and brought a fresh claim in the National Court of PNG containing the same allegations and cause of action. In response, NML filed an objection in the Supreme Court to the competency of the appeal and a defence in the National Court to the new claim, with an application to have the claim dismissed on the basis of being statute-barred. The Company, through NML, intends to defend the claim vigorously.

NOTE 26: FINANCIAL RISK MANAGEMENT

(i) Foreign exchange risk

The Company is exposed to some foreign exchange risk arising from various currency exposures, primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure.

(ii) Interest rate risk

The Company had $47.0 million on deposit at year-end to cover both operating costs and identified capital expenditure and debt reduction initiatives. Of interest bearing liabilities the fixed/floating split is 33% (2005: 35%) and 67% (2005: 65%) respectively. A change in interest rates of 10% will have an income impact of approximately US$0.5 million per annum.

(iii) Credit risk

For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the 31 December 2006 of $633.80 (2005: $517.38) the hedge book was $332.8 million out-of-the-money (2005: $263.2 million out-of-the-money), effectively quantifying the Company's credit risk as at that date. Transactions are spread between 14 major banks, with the most significant concentration at 31 December 2006 being with Mitsui Precious Metals Inc. at 26% of hedges (2005: 35%) and J Aron & Company at 14% of hedges (2005: 15%).

All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Company's risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract's strike price exceeds the prevailing spot price at the value date. The Company does not expect any counterparty to fail to meet its obligations.

In the event of the Company's failure to meet its gold delivery obligations, the Company would be obliged to fulfill its obligations by way of payment in US Dollars or by way of a gold purchase.

(iv) Liquidity risk

The Company engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.


                                                  69   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 27: SEGMENT REPORTING

Primary Reporting (Business Segments)

The primary reporting format is business segments. The Group operates in the gold mining industry. The segment revenues, segment assets and acquisitions of mine properties for the business segment are equal to the consolidated results disclosed within these financial statements.

Secondary Reporting (Geographical Segments)

                                                                                  Assets
                                                                              Acquisition of         Segment
                                   Segment Sales        Revenue Segment       Segment Assets       Liabilities
                                      US $000               US $000               US $000            US $000
                                 -----------------   ---------------------   ----------------   -----------------
                                   2006      2005       2006        2005       2006     2005      2006      2005
                                 -------   -------   ---------   ---------   -------   ------   -------   -------
Papua New Guinea                      --        --   1,411,486   1,288,666   185,913   99,410   310,782   259,806
Australia                        273,464   175,019      84,572      30,740    34,802       82   324,672   231,853
North America                     12,281        --          --          --        --       --        --        --
Europe                            25,310    47,260          --          --        --       --        --        --
Asia                              13,823    16,407          --          --        --       --    48,727    44,275
Unallocated (non-cash deferred
   hedging realisation)          (17,134)  (13,486)         --          --        --       --        --        --
                                 -------   -------   ---------   ---------   -------   ------   -------   -------
TOTAL GROUP                      307,744   225,200   1,496,058   1,319,406   220,715   99,492   684,181   535,934
                                 -------   -------   ---------   ---------   -------   ------   -------   -------

Segment revenues, expenses, assets and liabilities include amounts directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis.


70   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 28: RELATED PARTY TRANSACTIONS

(a) Transactions between related parties were made on normal commercial terms and conditions and at market rates.

Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc until 10 October 2005, managed the Company pursuant to a Management Agreement dated 17 March 1995. The agreement between LMC and Rio Tinto Plc was terminated on 10 October 2005 when Lihir Gold Limited acquired all LMC shares.

There were two Directors who were on the Board of the Company and LMC during the period up to 10 October 2005.

Directors' interests are outlined in the Directors' Report.

A relative of a Director provided specialised services to the Company in 2005.

                                             Group            Company
                                            US$ 000           US$ 000
                                        --------------   -----------------
                                        2006     2005      2006      2005
                                        ----   -------   -------   -------
Amounts included in the determination
of profit from ordinary activities
before taxation that resulted from
transactions with related parties:

Lihir Services Australia Pty Ltd
supplies management services and
bears expenses on behalf of the
Company which are subsequently
recharged to the Company

- Management fees                        --        --     5,360        --
- Support services                       --        --       284        --
                                        ---     -----     -----     -----
                                         --        --     5,644        --
                                        ---     -----     -----     -----
Purchase of treasury shares by Lihir
Services Australia Pty Ltd               --        --       435        --

Rio Tinto Plc, until 10 October 2005,
supplied management services and bore
expenses on behalf of the Company
which were subsequently recharged to
the Company

- Secondment of management               --       995        --       995
- Technical services                     --     1,680        --     1,680
                                        ---     -----     -----     -----
                                         --     2,675        --     2,675
                                        ---     -----     -----     -----
LMC management fee                       --     1,125        --     1,125

Anthony Garnaut, a relative of a
Director, provided consulting
services to the Company on an arms
length basis.                            --        18        --        18

(b) Loans to/from related parties

                                             Group            Company
                                            US$ 000           US$ 000
                                        --------------   -----------------
                                        2006     2005      2006      2005
                                        ----   -------   -------   -------
Loans to subsidiaries
Beginning of the year                    --       --     (53,445)  (53,521)
Loans advanced                           --       --       7,188        76
Loan repayments received                 --       --      (7,051)       --
                                        ---      ---      ------    ------
End of year                              --       --     (53,308)  (53,445)
                                        ---      ---      ------    ------


                                                  71   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 29: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2006 no options were outstanding.

                                                                 Group                  Company
                                                                US$ 000                 US$ 000
                                                         ---------------------   ---------------------
                                                            2006        2005        2006        2005
                                                         ---------   ---------   ---------   ---------
Net profit attributable to ordinary shareholders            53,837       9,788      53,600       9,788
                                                         ---------   ---------   ---------   ---------
Weighted average number of ordinary shares (thousands)   1,284,049   1,284,225   1,284,049   1,284,225
Basic EPS (cents/share)                                        4.2         0.8         4.2         0.8
Diluted number of ordinary shares (thousands)            1,284,225   1,284,225   1,284,225   1,284,225
Diluted EPS (cents/share)                                      4.2         0.8         4.2         0.8

NOTE 30: DIVIDENDS PER SHARE

No dividends were declared or paid in 2006 or in 2005.

NOTE 31: INVESTMENTS IN SUBSIDIARIES

                                     % ownership      Country of
Name of subsidiary                     interest      incorporation
------------------                   -----------   ----------------
Niugini Mining Limited                   100%      Papua New Guinea
Niugini Mining Australia Pty Ltd         100%          Australia
Lihir Management Company Limited         100%      Papua New Guinea
Lihir Business Development Limited       100%      Papua New Guinea
Lihir Services Australia Pty Ltd         100%          Australia
Lihir Australian Holdings Pty Ltd        100%          Australia

                                        Group          Company
                                       US$ 000         US$ 000
                                     -----------   ---------------
                                     2006   2005    2006     2005
                                     ----   ----   ------   ------
Shares in subsidiaries                --     --    55,872   54,648
Less: Provision against investment    --     --    (1,283)  (1,203)
                                     ---    ---    ------   ------
                                      --     --    54,589   53,445
                                     ---    ---    ------   ------

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in note 25.

On 10 October 2005 Lihir Management Company Limited became a 100% owned subsidiary of the Company. Lihir Business Development Limited, a wholly owned subsidiary of Lihir Management Company Limited, also became a subsidiary on that date.

On 7 November 2005 Lihir Services Australia Pty Ltd was incorporated and became a 100% owned subsidiary of the Company.

On 4 September 2006 Lihir Australian Holdings Pty Ltd was incorporated and became a 100% owned subsidiary of the Company.


72   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 32: SHARE BASED PAYMENTS

Lihir Gold Limited Executive Share Plan

The Establishment of the Lihir Executive Share Plan (Plan) was approved by shareholders at the 2005 Annual General Meeting. The Board has the discretion to invite executives to participate in the Plan. It is the intention of the Board that invitations to participate in the Plan will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.

Participants are granted a specified number of Share Rights. A Share Right is a right to acquire an ordinary share in LGL for no consideration. Share Rights are issued for $NIL consideration. Share Rights have no voting rights or right to dividends until vested. The holders of Share Rights are entitled to participate in bonus share issues. Share Rights cannot be transferred and are not quoted on any stock exchange.

For each grant of Share Rights, the Board will set performance hurdles or conditions that must be satisfied over a performance period before the Share Rights will vest. At the end of the performance period, the performance hurdle is tested. To the extent that the Board determines the performance hurdle has been met, the Share Rights will vest. Share Rights will only be tested against the applicable performance hurdles or conditions once. Where the Board determines that the performance hurdles or conditions have not been met or only met in part, then all or the balance of Share Rights subject to that hurdle or condition shall not vest and will automatically lapse.

Vested Share Rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the Share Rights, or if no such date is specified in the invitation, the actual date of grant of the Share Rights. Specific rules apply in the event of a participant ceasing employment with the Company or any of its associated companies.

If Share Rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of LGL shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of Share Rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the Company agreeing to the restriction on disposal.

Details of Share Rights granted under the Executive Share Plan to 31 December 2006 are:

                                  Per Share
                                    Right                               Number               Number
                      Exercise   Indicative                             Issued     Number    Lapsed
Date of     Expiry      Price       Value       Hurdle     Number at    During   Exercised   During   Number at
Grant        Date        US$         US$      Conditions    1-Jan-06    Period     Period    Period   31-Dec-06
-------   ---------   --------   ----------   ----------   ---------   -------   ---------   ------   ---------
Aug-06    15-Sep-15     0.00        2.35           1           --       45,147     40,632     4,515         --
Aug-06    15-Sep-15     0.00        2.35           2           --       45,147         --        --     45,147
Aug-06    15-Sep-15     0.00        2.21           3           --       67,719     67,719        --         --
Aug-06    15-Sep-15     0.00        2.21           4           --       67,720     67,720        --         --
Oct-06    31-Dec-15     0.00        2.37         1,2           --        8,028         --        --      8,028
Oct-06    31-Dec-15     0.00        1.69           3           --        6,018         --        --      6,018
Oct-06    31-Dec-15     0.00        0.73           4           --        6,020         --        --      6,020
Sep-06    31-Dec-15     0.00        2.30         1,2           --      178,988         --        --    178,988
Dec-06    31-Dec-15     0.00        2.16           3           --      113,343         --        --    113,343
Dec-06    31-Dec-15     0.00        1.95           4           --      113,348         --        --    113,348
Dec-06    31-Dec-15     0.00        1.05           3           --       12,409         --        --     12,409
Dec-06    31-Dec-15     0.00        0.79           4           --       16,530         --        --     16,530
Dec-06    31-Dec-15     0.00        1.19           3           --        4,120         --        --      4,120
Dec-06    31-Dec-15     0.00        1.98           3           --        4,364         --        --      4,364
Dec-06    31-Dec-15     0.00        1.53           4           --        4,364         --        --      4,364
Dec-06    31-Dec-15     0.00        2.44         1,2           --       54,612         --        --     54,612
Dec-06    31-Dec-15     0.00        1.32           3           --       40,959         --        --     40,959
Dec-06    31-Dec-15     0.00        1.38           4           --       40,959         --        --     40,959

No Share Rights were forfeited during the periods covered by the above table.


                                                    73 People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 32: SHARE BASED PAYMENTS (CONTINUED)

The following Share Rights were exercised during the financial year:

                                                        Weighted average
Date of grant   Number exercised   Exercise date   price at exercise date(i)
-------------   ----------------   -------------   -------------------------
Aug-06               176,071          1-Dec-06              US$2.37

(i) Purchased over a five day period due to restrictions on the volume that could be traded on any one day.

Fair value of share rights granted

Where Share Rights are subject to performance hurdle conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of Share Rights is subject to performance hurdles, in general, the TSR hurdle must be satisfied.

The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.

The model inputs for share rights granted during the year ended 31 December 2006 included:

(i)  Exercise price: Nil

(ii) Expected volatility: 43%

(iii) Risk-free interest rate: 6.05%

(iv) Expected life of right (years): 10 years

(v)  Weighted average share price at grant date: US$2.07

(vi) Expected dividend yield: 0%

The expected volatility is based on historic volatility (based on the remaining life of the Share Rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the one-year yield-to-maturity of a Commonwealth Government Bond (to match the share right's vesting date).

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

                          Group        Company
                          US$000       US$ 000
                       -----------   -----------
                       2006   2005   2006   2005
                       ----   ----   ----   ----
Executive share plan    488    --     214    --

Whilst the equity instruments are issued by LGL, where the employee services are provided to other entities within the group the expenses are transferred accordingly.


74   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 32: SHARE BASED PAYMENTS (CONTINUED)

The performance hurdle conditions attaching to each tranche of Share Rights are as follows:

1. Individuals are set key performance indicators (KPI's) based around the Company's performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification. The performance condition will be assessed by the Board.

2. This performance condition will be assessed by the Board against changes in the net present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

     Certain potential sources of change in the Company's net present value will not be included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals control and the control of the management team generally. The sources for which adjustments are to be made to date are changes in the gold price, variations in the hedge delivery programme, hydrocarbon pricing (HFO, diesel and lubricants), inflation and changes in exchange rates between the US Dollar and the Australian dollar or PNG Kina.

3. This performance condition will be assessed by the Board by reference to the performance of the:

     - Company's "total shareholder return" or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price) for the either 20 trading days up to and excluding 16 September 2006/07 for the Managing Director's share rights or for December 2006 for all other share rights; and

     - Average "total shareholder return" of the Comparator Group using the Comparator Group's VWAP for the same time periods as applicable above.

     If the Company's annual TSR when compared with the Comparator Group's annual TSR:

     - is greater by 10% or more, all of the rights subject to this condition will vest; or

     - does not exceed the Comparator Group's, no rights subject to this condition will vest; or

     - is greater by less than 10% a straight-line calculated proportion of the rights subject to this condition will vest.

     Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.

     Comparator Group (Sept 2005 grant and Jan 2006 grants)
     Prior to March 2006:
     Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus.

     After March 2006:
     Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

     Comparator Group (Sept 2006 grant):
     Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

4. This performance condition will be assessed to the extent to which the Company's "total shareholder return" increases over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date using the VWAP for either 20 trading days up to and excluding 16 September 2006/07 for the Managing Director's share rights or for December 2006 for all other share rights.

     If the Company's TSR over the performance period increases by:

     - 15% or more, the participant is entitled to all of the TSR growth share rights vesting;

     - 5% or less, the participant will not be entitled to any TSR growth share rights vesting; or

     - More than 5% but less than 15%, the participant will be entitled to a pro rated number of TSR growth share rights vesting calculated on a straight line basis.

The Directors have discretion to disregard any changes to NPV or TSR due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity, or which would lead to an incorrect comparison.


                                                  75   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

NOTE 33: SUBSEQUENT EVENTS

Reserves and Resources

As announced on 24 January 2007, the Company has completed a review of its reserves and resources which resulted in an increase in reserves to 23.6 million ounces. This is up from 21 million ounces in February 2005, despite reserves depletion of approximately 1.25 million ounces of gold in the intervening period. The reserve increase followed limited additional drilling, revised cost estimates, reduced cut-off grade and an enlarged pit design, and was based on a long term gold price assumption of $475 per ounce. The change reflects a 23% increase in the reserve and will reduce the amortization and depreciation costs per ounce for the 90% of assets accounted for using the units-of-production method.

Contingent liability - Niugini Mining (Australia) Pty Limited - arts - Roderick Salfinger

In January 2007, a wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited ("NMAL"), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd ("ARPL") dated 20 January 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered). Mr Salfinger claims to have been assigned the rights to bring the action. The claim has been brought in the Federal Court in Melbourne against NMAL and the State of Queensland under the Trade Practices Act. The claimant seeks, among other things, declarations that NMAL has been unjustly enriched at the expense of ARPL and that NMAL holds the amount of A$880,000 on trust for the claimant and unspecified damages for breach of contract. The claim is at an early stage and will be defended vigorously.

Ballarat Goldfields NL Merger

On 17 October 2006 Lihir Gold Ltd and Ballarat Goldfields NL proposed a merger of the two companies.

At a meeting in Ballarat on 12 February 2007 to consider the proposed merger, 94.1% of shares voted were in favour of the Scheme of Arrangement.

The next step in the merger process will be to obtain final Court approval, with the Second Court Hearing scheduled for 23 February 2007. The full schedule is set out in the table below.

Under the scheme, Ballarat shareholders received 5 Lihir shares for every 54 Ballarat shares held which equated to a value of 28.8 cents per Ballarat share based on the closing price of Lihir's shares on the day prior to the announcement of the transaction. This offer valued Ballarat at $350 million, based on its fully diluted share capital.

The merged Company is expected to achieve annual gold production of more than 900,000 ounces in 2008, around 1 million ounces in 2009, and should be producing
1.25 million ounces of gold or more by 2010.

An estimate of the financial impact of the merger cannot be determined at this stage. However please refer to the pro forma financial information prepared on the basis of the 30 June 2006 balance sheets of the two companies, which can be found in section 6 of the Ballarat Goldfields NL Explanatory Statement for a preliminary consolidated balance sheet of the merged group.


76   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

NOTE 33: SUBSEQUENT EVENTS (CONTINUED)

The Ballarat property is classified as a development property and accordingly expenditure incurred will be carried forward to the extent to which recoupment out of revenue can be derived from the sale of production.

Second Court Hearing Date for approval of the Scheme
23 February 2007

Scheme Effective Date
Suspension of Ballarat Goldfields Shares from trading
26 February 2007

Trading of new Lihir shares on ASX on a deferred settlement basis
27 February 2007

Record Date for determining entitlements to Scheme Consideration (7.00pm) 5 March 2007

Implementation Date - Allotment of new Lihir Shares to Scheme Participants 8 March 2007

Trading of new Lihir Shares on ASX on a normal settlement basis
9 March 2007

All dates subsequent to the Scheme Meeting of Ballarat Goldfields Shareholders are indicative only and may change.

All times are AEDST unless stated otherwise.


                                                  77   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

DIRECTORS' OPINION

In the opinion of the Directors:

1.   The financial statements and notes of the Company and of the Group:

     a. comply with International Financial Reporting Standards in all material respects;

     b. give a true and fair view, in all material respects, of the financial position and performance of the Company and the Group; and are in accordance with the Papua New Guinea Companies Act 1997.

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors in making this declaration have received appropriate certification from the Managing Director and Chief Financial Officer.

On behalf and in accordance with a resolution of the Board,


/s/ Arthur Hood                         /s/ Ross Garnaut
-------------------------------------   ----------------------------------------
Arthur Hood                             Ross Garnaut
Managing Director                       Chairman

21 February 2007


78   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                           Notes to and Forming Part of the Financial Statements

SUPPLEMENTARY INFORMATION

Additonal Disclosures for png Investors

In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the Company has approval to prepare and lodge US Dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG Kina terms:

                             Group                   Company
                    ----------------------   ----------------------
                       2006        2005         2006        2005
                       K000        K000         K000        K000
                    ---------   ----------   ---------   ----------
Revenue               929,781      658,287     929,194      658,287
Net Profit            161,237       28,653     160,527       28,653
                    ---------   ----------   ---------   ----------
Total Assets        4,366,778    3,882,890   4,417,823    4,040,174
Total Liabilities   1,997,025    1,577,204   2,047,192    1,734,488
                    ---------   ----------   ---------   ----------
Net Assets          2,369,753    2,305,686   2,370,631    2,305,686
                    ---------   ----------   ---------   ----------

Asset and liability balances are translated from US Dollars (the Company's measurement currency) at the rate prevailing at 31 December 2006 of PGK1.00 = $0.3426 (2005: PGK1.00 = $0.3398) while income and expense items are translated at a rate that approximates actual exchange rates for the year of PGK1.00 = $0.3339 (2005: PGK1.00 = $0.3416).


                                                  79   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Independent Audit Report

                                                   (PRICEWATERHOUSECOOPERS LOGO)

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF LIHIR GOLD LIMITED

Audit opinion

In our opinion,

a) the financial report of Lihir Gold Limited:

- gives a true and fair view, as required by the Companies Act 1997 in Papua New Guinea, of the financial position of Lihir Gold Limited and the Lihir Gold Group (defined below) as at 31 December 2006, and of their performance for the year ended on that date, and

- is presented in accordance with the Companies Act 1997, Accounting Standards and other mandatory financial reporting requirements in Papua New Guinea.

b) proper accounting records have been kept by the company as far as appears from our examination of those records; and

c) we have obtained all the information and explanations we have required.

This opinion must be read in conjunction with the rest of our audit report.

Scope

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' opinion for both Lihir Gold Limited (the company) and the Lihir Gold Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Companies Act 1997, Accounting Standards and other mandatory financial reporting requirements in Papua New Guinea, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.


80   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                                                        Independent Audit Report

                                                   (PRICEWATERHOUSECOOPERS LOGO)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Papua New Guinean professional ethical pronouncements and the Companies Act 1997.


/s/ PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS


/s/ Stephen Humphries                   /s/ Robert Hubbard
-------------------------------------   ----------------------------------------
Stephen Humphries                       Robert Hubbard
Partner                                 Partner
Port Moresby, Papua New Guinea          Brisbane, Australia

21 February 2007                        21 February 2007


                                                  81   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Shareholder Information

THE COMPANY'S SECURITIES

The Company's securities consist of ordinary, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. The Company has issued a total of 1,284,048,639 ordinary shares, 161,527,405 class B shares and 176,071 restricted executive shares. There were no shares issued during the reporting period. The 176,071 restricted executive shares were ordinary shares purchased on-market under the Lihir Executive Share Plan (LESP) and reclassified as restricted executive shares.

The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the Company. They carry no voting rights nor any entitlement to dividends. These shares are not transferable and are redeemable at the Company's option.

The 176,071 restricted executive shares are held by participants of the LESP who have exercised vested share rights. The shares are not transferable and are restricted by the rules of the plan that require defined service periods to be met. The shares may also be forfeited due to participants ceasing to be employed by the Company. If the shares are forfeited they will be reclassified as ordinary shares and sold on the market, with the funds returned to the Company. The shares carry voting rights and are entitled to dividends.

Range of Fully Paid      Number of      Number of     % of Issued
Ordinary Shares Held   Shareholders    Shares Held      Capital
--------------------   ------------   -------------   -----------
1 - 1000                   8,459          5,353,277       0.41%
1,001 - 5,000             12,565         35,560,512       2.77%
5,001 - 10,000             4,066         32,976,215       2.57%
10,001 - 100,000           3,123         81,242,639       6.33%
100,001 - and over           235      1,128,915,996      87.92%
                          ------      -------------      -----
Total                     28,488      1,284,048,639        100%
                          ------      -------------      -----

Table excludes 176,071 restricted executive shares and B class shares.


82   LIHIR GOLD LIMITED Annual Report 2006

                                             Lihir Gold Limited ARBN 069 803 998
                                                         Shareholder Information

TWENTY LARGEST SHAREHOLDERS

The twenty largest registered holders of ordinary shares as at 16 February 2007 were:

                                                                                 % of Ordinary
Rank   Name                                                    Ordinary Shares   Issued Shares
----   ----                                                    ---------------   -------------
1      National Nominees Limited                                  307,104,050        23.91
2      ANZ Nominees Limited                                       279,509,051        21.76
3      Westpac Custodian Nominees                                 128,638,274        10.02
4      Citicorp Nominees Pty Limited                               85,043,871         6.62
5      J P Morgan Nominees Australia Limited                       73,167,283         5.70
6      Mineral Resources Lihir Limited                             43,230,731         3.37
7      HSBC Custody Nominees (Australia) Ltd                       36,659,363         2.85
8      HSBC Custody Nominees (Australia) Limited - GSI ECSA        16,836,268         1.31
9      Cogent Nominees Pty Limited                                 13,997,365         1.09
10     HSBC Custody Nominees (Australia) Limited - A/C 2           11,086,868         0.86
11     Citicorp Nominees Pty Limited                               10,964,405         0.85
12     UBS Nominees Pty Ltd                                         8,796,104         0.68
13     HSBC Custody Nominees (Australia) Limited - GSCO ECSA        6,236,451         0.49
14     Citicorp Nominees Pty Limited                                5,492,745         0.43
15     AMP Life Limited                                             4,707,180         0.37
16     Niako Investments Pty Ltd                                    4,100,000         0.32
17     Niako Investments Pty Ltd                                    3,738,000         0.29
18     Citicorp Nominees Pty Limited                                3,632,022         0.28
19     Victorian Workcover Authority                                3,124,290         0.24
20     Citicorp Nominees Pty Limited                                2,493,817         0.19
       TOTAL OF TOP 20                                          1,048,558,138        81.63

SHARE OPTIONS

Lihir Gold has no unissued shares under option either at 31 December 2006 or at 16 February 2007.

UNMARKETABLE PARCELS OF SECURITIES

There were 264 shareholders holding less than a marketable parcel of the Company's shares on 16 February. Based on the market prices of the Company's shares on 17 February, less than 153 shares constituted an unmarketable parcel.


                                                  83   People | Results | Growth

Lihir Gold Limited ARBN 069 803 998
Shareholder Information

VOTING RIGHTS

Subject to any voting restrictions for the time being attached to the Company's shares under the Listing Rules or the PNG Companies Act, at a general meeting, every Lihir Shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and on a poll, one vote for each share (which is fully paid). The holder of partly paid shares has a vote in respect of the share on a poll, which has the same proportionate value as the proportion that the amount paid (excluding any amount paid or credited as paid in advance of a call) on the shares bears to the total issue price of the share. The Company currently has no partly paid shares on issue.

SHARE BUY-BACKS

There is no current or imminent buy-back of the Company's shares.

STOCK EXCHANGE LISTINGS

The Company is listed on the Australian Stock Exchange (Market Code "LHG"), the NASDAQ National Market (Market Code "LIHR") and the Port Moresby Stock Exchange (Market Code "LHG").

CHESS

The Company participates in the Clearing House Electronic Sub-register system known as CHESS, pursuant to the ASX Listing Rules. The Company provides share notices to shareholders and does not issue share certificates.

AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

At the start of 2006, the Company had entered into two Deposit Agreements with the Bank of New York (the "Depositary"), whereby the Depositary issued ADRs evidencing American Depositary Shares ("ADSs"). In the United States, each ADS issued under the programme represented the rights attributable to 20 ordinary shares in the Company deposited with the Depositary or its custodial agents. The ADSs under the 1995 agreement were listed and traded on the NASDAQ National Market. The ADSs under the 1999 agreement were part of a restricted ADR programme and unlisted.

The programme was changed during 2006 as follows:

The listed ADR programme was altered from 2 October 2006, such that the ratio of underlying Deposited Shares represented by each ADS was reduced from twenty (20) Deposited Shares to ten (10) Deposited Shares.

The restricted ADR programme was terminated, effective from 22 November.

At 16 February 2007 there were 23,133,405 listed ADSs representing 231,334,050 shares held by 17 registered holders.

RESTRICTED SECURITIES

The Company has on issue 176,071 restricted executive shares, which are subject to restrictions or any dealings for a period expiring 15 September 2009. See note 21 to the Financial Statements.

SUBSTANTIAL SHAREHOLDERS

As at 16 February 2007, the Company had received the following current substantial shareholder notices pursuant to the Securities Act 1997.

Name of Substantial shareholder   Relevant Interest   Percentage/voting power
-------------------------------   -----------------   -----------------------
Nuveen Investments Inc               200,961,050               15.65
Merrill Lynch and Co Inc             146,902,847               11.44


84   LIHIR GOLD LIMITED Annual Report 2006

Corporate Directory

LIHIR GOLD OFFICES

PAPUA NEW GUINEA
Registered Office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD
Papua New Guinea

Mailing Address
PO Box 789
Port Moresby
Papua New Guinea
Phone: +675 321 7711
Fax: +675 321 4705

Administration Office (operations)
Putput
Lihir Island
New Ireland Province
Papua New Guinea
Phone: +675 986 4014
Fax: +675 986 4018

AUSTRALIA
Registered Office
Level 9, 500 Queen Street
Brisbane 4000
Queensland
Australia

Mailing Address
GPO Box 905
Brisbane 4001
Queensland
Australia

Phone: +617 3318 3300
Fax: +617 3318 9203

SHAREHOLDER INFORMATION

Share Registry
Please quote your shareholder number
on all communications with the share registry.

Papua New Guinea
Computershare Investor Services Pty Ltd
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
Port Moresby
Papua New Guinea
Or
PO Box 1141
Port Moresby NCD 121
Papua New Guinea
Phone: +675 308 3888
Fax: +675 308 3899
Email: kina@kina.com.pg
Website: www.kina.com.pg

Australia
Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
Brisbane 4000
Queenland
Australia
Or
GPO Box 523
Brisbane 4001
Queensland
Australia
Phone: +617 3237 2100
Phone: (within Australia) 1300 552 270
Fax: +617 3237 2152
Email: webqueries@computershare.com.au
Website: www.computershare.com

ADR DEPOSITARY
Specific queries about American Depositary Receipts should be directed to:
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, New York 10286
United States of Amercia
Phone: 1-888-BNY-ADRs Toll free (for US residents)
Phone: 1-212-815-3700 (Non-US calls)
Website: www.adrbny.com

STOCK EXCHANGE LISTINGS

Australian Stock Exchange
Code: LHG
www.asx.com.au

Nasdaq Stock Exchange
Code: LIHR
www.nasdaq.com

Port Moresby Stock Exchange
Code: LHG
www.pomsox.com.pg

LIHIR WEBSITE
www.lihir.com.pg

GENERAL ENQUIRIES
By email to info_bris@lihir.com.pg
or telephone the Brisbane or Lihir
offices
on the telephone numbers provided.

AUDITORS
PricewaterhouseCoopers
Level 6
Credit House
Cuthbertson Street
Port Moresby
Papua New Guinea
Phone: +675 321 1500
Fax: +675 321 1428
Email: pwc.pom@pg.pwc.com
Website: www.pwc.com

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